Exhibit 2.3

ASSET PURCHASE AND MERGER AGREEMENT

BY AND AMONG

WILLDAN GROUP, INC.,

WILLDAN ENERGY SOLUTIONS,

WESGEN, INC.,

GENESYS ENGINEERING P.C.,

RONALD W. MINEO

AND

ROBERT J. BRAUN

FEBRUARY 26, 2016

ii

SCHEDULES

Asset Schedules

Company Disclosure Schedules

iii

ASSET PURCHASE AND MERGER AGREEMENT

This ASSET PURCHASE AND MERGER AGREEMENT (this “Agreement”) is made and entered into as of February 26, 2016, by and among Willdan Group, Inc., a Delaware corporation (the “Parent”), Willdan Energy Solutions, a California corporation and wholly-owned subsidiary of the Parent (the “Asset Purchaser”), WESGEN, INC., a New York corporation (“WESGEN”) and Affiliate of the Parent and the Asset Purchaser (Parent, Asset Purchaser, and WESGEN shall be collectively referred to as the “Purchasing Parties”), Genesys Engineering P.C., a New York professional service corporation (the “Company”), and Ronald W. Mineo and Robert J. Braun (collectively the “Shareholders.”  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Appendix A attached hereto.

RECITALS

WHEREAS, the Asset Purchaser and WESGEN desire to acquire the Company and its assets through a transaction in which, first, the Asset Purchaser will purchase from the Company certain of the Company’s assets, and immediately thereafter, WESGEN will be merged with and into the Company, with the Company surviving, all on the terms and conditions set forth in this Agreement; and

WHEREAS, the respective boards of directors of each of the Parent, the Asset Purchaser, WESGEN and the Company deems it advisable and in the best interests of its respective shareholders to consummate the Transaction and has approved this Agreement and the Transaction.

NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE OF CERTAIN ASSETS

Section 1.1Purchase of Assets.  Subject to the terms and conditions of this Agreement, at the Purchase Closing, the Company shall sell, transfer, convey, assign and deliver to the Asset Purchaser, and the Asset Purchaser shall purchase from the Company, all of the Company’s right, title and interest in, to and under the assets, properties, goodwill and rights of the Company of every nature, kind and description, tangible and intangible, wherever located, whether or not carried on the books of the Company (other than the Excluded Assets) (collectively, the “Purchased Assets”), including the following:

(a)Leased Real Property.  All rights in, to and under the real estate leases listed on Section 1.1(a) of the Asset Schedules (the “Leased Real Property”), together with all of the Company’s right, title and interest in and to all land, buildings, structures, easements, appurtenances, improvements (including construction in progress) and fixtures located thereon, subject to the provisions of said leases.

(b)Personal Property.  All personal property, office furnishings and furniture, display racks, shelves, decorations, supplies and all other tangible personal property (collectively, the “Personal Property”), including the Personal Property listed on Section 1.1(b) of the Asset Schedules.

(c)Vehicles.  All automobiles, trucks, automotive equipment, and other vehicles owned or used by the Company (collectively, the “Vehicles”), including, but not limited to, those Vehicles listed on Section 1.1(c) of the Asset Schedules, segregated by whether such Vehicles are owned or leased.

(d)Prepaid Expenses.  All right, title, and interest of the Company in and to any prepaid expenses and deposits (collectively, the “Prepaid Expenses”), set forth on Section 1.1(d) of the Asset Schedules.

(e)Assumed Contracts.  All right, title, and interest of the Company under all contracts and agreements other than the Excluded Contracts (collectively, the “Assumed Contracts”), including, but not limited to, those contracts set forth on Section 1.1(e) of the Asset Schedules and the exclusive right and obligation to service and fulfill all the Assumed Contracts in effect at the time of the Purchase Closing.  For the purpose of clarification only, Assumed Contracts means all contracts of Genesys other than professional engineering services contracts.

(f)Records.  All of the Company’s books, records, files, and papers pertaining to the Purchased Assets which are maintained in the ordinary course of business and are required, necessary, or advisable in order for the Asset Purchaser to use and operate the Purchased Assets and Assumed Liabilities from and after the Purchase Closing in substantially the same manner in which they are being used and operated by the Company immediately prior to the Purchase Closing, including but not limited to, accounting and financial records, personnel records, environmental records, and reports, contract forms, technical data, graphic materials, pricing and information manuals, drawings, patterns, fixtures, designs, sales literature, or other sales aids, customer files, customer credit histories and other data related or pertaining to the Purchased Assets (collectively, the “Transferred Records”).    Asset Purchaser shall maintain such records for seven (7) years after the Closing.

(g)Claims and Benefits.  All of the Company’s rights, claims, or causes of action against third parties relating to the Purchased Assets arising out of transactions occurring prior to the Closing Date and all insurance benefits (to the extent assignable), including rights and proceeds, relating to the Purchased Assets and the Assumed Liabilities arising out of transactions occurring prior to the Closing Date unless such rights, claims or causes of action or such insurance benefits arise out of transactions that relate to Excluded Assets or Excluded Liabilities.

(h)Intangibles and Goodwill.  All Company Intellectual Property and the  Company’s other intangible rights, assets and property, including customer relationships, going concern value and goodwill, and all rights that the Company may have to institute or maintain any action for infringement or to protect the same and recover damages for any misappropriation or misuse thereof.

(i)Accounts Receivable.  All of the Company’s accounts and notes receivable from customers and others, including all trade accounts receivable and all rights to payment for goods sold or leased or services provided (collectively, the “Accounts Receivable”).

(j)Cash.  All of the Company’s cash and cash equivalents as of the Closing Date.

Section 1.2Excluded Assets.  Notwithstanding Section 1.1, the following assets of the Company shall remain with the Company and shall not be included in the Purchased Assets (collectively, the “Excluded Assets”):

(a)Excluded Professional Services Contracts.  All right, title, and interest of the Company under all contracts and agreements for the performance of professional engineering services set forth on Section 1.2(a) of the Asset Schedules (collectively, the “Excluded Contracts”).  It is the intention of the parties that all prime contracts for professional services between the Company and its clients, all subcontracts between the Company and its subcontractors relating to such services and all related expenses shall remain with the Company through the merger described in Article II.

(b)Excluded Accounts Receivable.  Any excluded accounts receivable identified on Section 1.2(b) of the Asset Schedules (collectively, the “Excluded Accounts Receivable”) be assigned prior to the Closing to the Shareholders and shall not be assigned to the Asset Purchaser nor retained by the Company.

(c)Corporate Documents.  Corporate seals, the Company’s Organizational Documents, minute books, stock transfer records, or other records related to the corporate organization of the Company.

(d)Employee Benefit Contracts.  Company Employee Plans and contracts of insurance for employee group medical, dental and life insurance plans and will be terminated in accordance with business practices.

(e)Insurance Policies.  All insurance policies except key man life insurance policies.  The Company shall transfer existing key man life insurance policies to the Shareholders prior to the Closing.

(f)Bank Accounts.  All bank accounts of the Company.

(g)Other.  All such other rights, assets or property of the Company required to be retained by a professional engineering services corporation pursuant to applicable Law.

Section 1.3Assumed Liabilities.  Subject to the terms and conditions of this Agreement, at the Purchase Closing, the Company shall assign, and the Asset Purchaser shall assume, only the Assumed Liabilities and Asset Purchaser shall use reasonable efforts to enter into novation agreements transferring all rights, obligations, and liabilities of the Assume Contracts to Asset Purchaser.  Thereafter, the Asset Purchaser shall pay and discharge all such Assumed Liabilities as and when such Assumed Liabilities become due and owing.  For the purposes of this Agreement, the “Assumed Liabilities” shall mean the Company’s Liabilities under the Assumed Contracts.  It is the understanding of the Parties that the Assumed Contracts shall not include contracts between Company and its clients and between Company its subcontractors/subconsultants that can only be performed under the supervision of professional engineers under the laws of the State of New York, it being the intent that those contracts shall remain with Genesys through the Merger.

Section 1.4Excluded Liabilities.  Except for the Assumed Liabilities, the Asset Purchaser shall not assume and shall not be liable or responsible for any Liability of the Company, any direct or indirect subsidiary of the Company or any Affiliate of the Company (collectively, the “Excluded Liabilities”).    Except to the extent covered by Purchasing Parties’ insurance policies, and as required herein, Company’s Liabilities incurred prior to the Purchase Closing relating to Taxes or relating to violations of environmental, labor, business or other Laws by the Company prior to the Closing, if any, shall be assumed by the Shareholders effective upon the Purchase Closing and shall not be assumed by the Asset Purchaser nor retained by the Company.    Purchasing Parties, individually and collectively, shall indemnify and defend existing Shareholders from and against any claims made by Company employees related to such employee's re-employment by Asset Purchaser or in any way related to the Transaction contemplated herein.

Section 1.5Asset Purchase Consideration; Allocation (a)

(a)Subject to the terms and conditions of this Agreement, as full consideration for the sale, assignment, transfer and delivery of the Purchased Assets and the assumption of the Assumed Liabilities (the “Asset Purchase”), the Asset Purchaser shall deliver or cause to be delivered directly to each of the Shareholders each Shareholders’ Pro Rata Portion of the Asset Purchase Consideration, in accordance with the payment procedures of Section 1.7 below.

(b)As soon as practicable after the Purchase Closing, the Asset Purchaser shall provide to the Company (or the Surviving Corporation) and the Shareholders an allocation of the Asset Purchase Consideration and the Assumed Liabilities among the various classes of Purchased Assets (as such classes are defined for the purposes of Section 1060 of the Code).  All allocations made pursuant to this Section 1.5(b) shall be made in accordance with the requirements of Section 1060 of the Code.  Neither the Company (or the Surviving Corporation) nor the Shareholders shall take a position on any Tax Return (including IRS Form 8594), before any Tax Authority or in any judicial proceeding that is in any manner inconsistent with such allocation without the written consent of the Asset Purchaser or unless specifically required pursuant to a determination by an applicable Tax Authority.

(c)The Asset Purchaser, the Company and the Shareholders hereby agree that the Asset Purchase shall be attributable to a Pre-Closing Tax Period and reflected on a Pre-Closing Return of the Company.

(d)The following allocations shall apply to the Asset Purchase:

(i) Tangible Net Assets - $3,988,246;

(ii) Goodwill and Intangibles - $9,009,338;

(iii) Covenant Not To Compete - $860,000.

(e)The following allocation shall apply to the Merger:

(i) Backlog and Business License - $1,700,000.

Section 1.6Closing of Asset Purchase.  The purchase and sale of the Purchased Assets and assumption of the Assumed Liabilities (the “Purchase Closing”) provided for in this Agreement will take place at the offices of Lavoie & Jarman, 2401 E. Katella Ave., Suite 310, Anaheim, CA 92806, at 1:00  p.m., local time, as soon as practical following the date of this Agreement, but no later than three Business Days following the date which all conditions to the obligations of the Parties set forth in Section 8.1,  Section 8.2 and Section 8.3 are satisfied or waived (other than such conditions that by their nature must be satisfied simultaneously with the Purchase Closing), or at such other time and place as the Parties may agree (the “Closing Date”).  On the Closing Date, the Parties shall deliver, or cause to be delivered, to the applicable Parties the documents and instruments set forth in Section 8.2(e) and Section 8.3(c).

Section 1.7Delivery of Asset Purchase Consideration.  At the applicable times,  the Asset Purchaser shall cause the Asset Purchase Consideration deliverable to the Company to be paid over and delivered directly to the Shareholders on behalf of the Company pursuant to the terms of this Section 1.7 (the “Asset Purchase Distribution”).  The Asset Purchase Distribution shall be made as follows:

(a)At the Purchase Closing, with respect to the Shareholders, (i) a cash payment equal to such Shareholder’s Pro Rata Portion of the Asset Cash Consideration and (ii) a stock certificate evidencing the number of shares of Parent Common Stock equal to such Shareholder’s Pro Rata Portion of the Closing Stock Consideration, with the number of shares issuable to such Shareholder rounded down to the nearest whole share;

(b)At the applicable times the amounts, if any, at the times and in accordance with Section 3.4(d),  Section 3.5 and Section 7.9, in each case without interest; and

(c)Notwithstanding anything in this Agreement to the contrary, the Asset Purchase Consideration shall be recorded in the Books and Records of the Company as having been delivered to the Company on the Closing Date, and the Asset Purchase Distribution as thereafter distributed to the Shareholders on the Company’s behalf.

Section 1.8Further Assurances.  If, at any time after the Purchase Closing, any further action is necessary or desirable to carry out the purposes of this Article I and to vest the Asset Purchaser with full right, title, ownership and possession to the Purchased Assets, the Parties hereto will take all appropriate action and execute any documents, instruments or conveyances of any kind that may be reasonably requested by the Asset Purchaser to vest the Asset Purchaser with full right, title, ownership and possession to the Purchased Assets.

Section 1.9      Insurance; Indemnification.  Purchasing Parties shall maintain the following insurance:

(a)Workers’ Compensation with limits of not less than $1,000,000.

(b)Commercial General Liability with limits of not less than $1,000,000 per occurrence/$2,000,000 general aggregate including: (i) premises and operations coverage; (ii) independent contractor’s coverage, (iii) contractual liability; (iv) products and completed operations coverage; (v) broad form property damage liability; and (vi) personal and advertising injury liability.

(c)General Automobile Liability with a minimum single limit of $1,000,000 each accident for bodily injury and property damage and $2,000,000 aggregate.

(d)Professional Liability with a limit of not less than $7,500,000 per claim and $15,000,000 annual aggregate.    Should the Professional Liability policy terminate for any reason, such policy shall either be replaced by a new policy with a retroactive date preceding this Agreement or the Purchasing Parties shall obtain tail coverage for the benefit of Shareholders.

(e)Directors and Officers Liability with limits of not less than $1,000,000.

(f)Employer Practice Liability Insurance with limits of not less than $1,000,000.

(g)Excess Liability Insurance (Umbrella) with limits of not less than $10,000,000.

(h)The above policies shall include provisions or endorsements including Asset Purchaser, Company, the Surviving Corporation, and their parent, divisions, affiliates, subsidiary companies, officers, directors, employees, and Shareholders as insureds.  The professional liability policy shall include prior acts coverage.    Purchasing Parties shall be responsible for policy deductibles for claims arising from work performed by the Shareholders.  The obligations to provide coverage under Subsections (a), (b), (c) (e), (f) and (g) of Section 1.9 shall continue until Shareholders have received full payment of the Purchase Price.  The obligations to maintain insurance pursuant to Section 1.9 (d) shall continue indefinitely.

(i)The Shareholders’ Employment Agreements shall include a provision requiring that the Surviving Corporation indemnify the Shareholders for work performed by the Shareholders on behalf of the Purchasing Parties and/or the Surviving Corporation.

ARTICLE II

THE MERGER

Section 2.1The Merger.  Subject to and upon the terms and conditions of this Agreement and the applicable provisions of the New York Business Corporation Law (the “NYBCL”), WESGEN shall be merged with and into the Company (the “Merger”), the separate corporate existence of WESGEN shall cease and the Company shall continue as the surviving corporation and as an Affiliate of the Parent and the Asset Purchaser.  The Company, as the surviving corporation after the Merger, is sometimes referred to hereinafter as the “Surviving Corporation”.

Section 2.2The Merger Closing.  The closing of the Merger (the “Merger Closing”) provided for in this Agreement will take place at the offices of Lavoie & Jarman, 2401 E. Katella Ave., Suite 310, Anaheim, CA 92806, at 12:01 a.m., local time, on the calendar day immediately following the Purchase Closing (the "Merger Closing Date").

Section 2.3Effective Time of the Merger.  Upon the terms and subject to the provisions of this Agreement, if the Merger Closing Date is on a business day, on the Merger Closing Date, the Parties shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of New York in accordance with the relevant provisions of the NYBCL.  If the Merger Closing Date is not on a business day, on the first business day following the Merger Closing Date, the Parties shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of New York in accordance with the relevant provisions of the NYBCL.  The Merger shall become effective upon the filing of the Certificate of Merger, in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”), with the Secretary of State of the State of New York, or such later date and time specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as, the “Effective Time”).  The costs associated with such filing shall be paid by the Asset Purchaser.    It shall be the responsibility of the Purchasing Parties to satisfy the relevant provisions of the NYBCL to ensure that Company shall survive as a New York professional corporation through the Closing.

Section 2.4Effect of the Merger.  At the Effective Time, (a) the separate corporate existence of WESGEN shall cease and WESGEN shall be merged with and into the Company, (b) the bylaws of WESGEN in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, (c) the directors of WESGEN shall be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal, (d) the officers of the Surviving Corporation shall be the individuals set forth on Appendix C to this Agreement until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal and (e) the Merger shall, from and after the Effective Time, have all the effects provided by applicable provisions of the NYBCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the properties, rights, privileges, powers and franchises of WESGEN shall vest in the Surviving Corporation, and all debts, obligations, liabilities and duties of WESGEN shall become the debts, obligations, liabilities and duties of the Surviving Corporation.  All debts, obligations, liabilities and duties of the Company shall remain the debts, obligations, liabilities and duties

of the Surviving Corporation.   Stockholders shall cooperate with the Purchasing Parties and execute such documents as may reasonably be required to effect the Merger contemplated in this Transaction; provide however, that Shareholders shall have no liability for the effectiveness of such efforts in transferring or vesting of any the rights or obligations listed above.

Section 2.5Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of WESGEN, the Company or any holder of any shares of Common Stock or any shares of stock of WESGEN:

(a)Capital Stock of WESGEN.  Each issued and outstanding share of capital stock of WESGEN immediately prior to the Effective Time of the Merger shall be converted into one share of validly issued, fully paid and non-assessable Common Stock of the Surviving Corporation.

(b)Company Common Stock

(i)All shares of Common Stock issued and outstanding immediately prior to the Effective Time of the Merger that are owned directly or indirectly by the Parent, the Asset Purchaser, WESGEN, the Company or by any entity controlled by the Company shall be canceled and extinguished, and no consideration shall be delivered in exchange therefor.

(ii)Each share of Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than shares of Common Stock cancelled and extinguished pursuant to Section 2.5(b)(i)) shall be canceled and extinguished and be converted into and become a right to receive the Per Share Closing Amount,  without interest.

Section 2.6Surrender of Certificates

(a)Exchange Procedures.  At the Merger Closing, each Shareholder shall surrender the Company Stock Certificate(s) representing all shares of Common Stock held by such Shareholder, together with a duly completed and validly executed Letter of Transmittal, in substantially the form attached hereto as Exhibit B (the “Letter of Transmittal”), and WESGEN and the Surviving Corporation shall deliver, or cause to be delivered, in exchange therefor by wire transfer of immediately available funds for the portion of the Closing Merger Consideration applicable to such shares that such holder shall have the right to receive as set forth in Section 2.5(b) of this Agreement with respect to such Shareholder’s Common Stock, and the Company Stock Certificate so surrendered shall forthwith be canceled.

(b)Lost, Stolen or Destroyed Certificates.  In the event that any Company Stock Certificates for Common Stock shall have been lost, stolen or destroyed, WESGEN and the Surviving Corporation shall cause to be paid in exchange for such lost, stolen or destroyed Company Stock Certificates, upon the making of an affidavit of that fact by the holder thereof, which is satisfactory in form and content to WESGEN or the Surviving Corporation, as applicable, such payment of the portion of the Closing Merger Consideration, as applicable, as may be required pursuant to this Section 2.6;  provided, however, that WESGEN or the Surviving Corporation, as applicable may, in its sole discretion and as a condition precedent to the payment of such amounts, require the owner of such lost, stolen or destroyed Company Stock Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against WESGEN or the Surviving Corporation with respect to the Company Stock Certificates alleged to have been lost, stolen or destroyed.

(c)No Liability.  Notwithstanding anything to the contrary in this Section 2.6, neither WESGEN nor the Surviving Corporation nor any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

ARTICLE III

TRANSACTION CONSIDERATION

Section 3.1Transaction Consideration.  In full consideration for the Transaction, the aggregate amount payable by the Asset Purchaser and WESGEN shall be an amount equal to the sum of (the “Purchase Price”) (a) the Closing Cash Consideration, plus (b) the Estimated Tax Gross Up, plus (c) the Closing Stock Consideration, plus (d) the amount (if any) by which the Estimated Closing Date Net Working Capital exceeds the Target Net Working Capital, minus (e) the amount (if any) by which the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital, plus or minus (f) the Closing Date Net Working Capital Adjustment, plus or minus (g) adjustment to the Estimated Tax Gross Up, plus (h) the Installment Payments, payable in accordance with Section 3.5.    Exhibit  C (the “Calculation of Transaction Consideration”) is attached hereto as an illustration only of the manner in which the Purchase Price would be calculated pursuant to this Section 3.1 with the understanding that the values included in Exhibit C are not intended to be represent the actual applicable to this Agreement. (See Attached Exhibit C)

Section 3.2Payment Schedule.  At least three Business Days prior to the Closing Date, the Company and the Shareholders shall jointly deliver to the Asset Purchaser and WESGEN a memo (the “Closing Consideration Schedule”) that shall set forth:

(i)the aggregate amount of the Asset Purchase Distribution payable to each Shareholder pursuant to Section 1.7, including each Shareholder’s Pro Rata Portion of the Asset Cash Consideration and the Closing Stock Consideration shares to be issued to each Shareholder,

(ii)the wire instructions for each of the payees pursuant to Section 3.2, together with authorization for the Asset Purchaser and/or WESGEN, as applicable, to make the payments set forth herein to be made at the Purchase Closing,

(iii)the calculation of the Per Share Closing Amount (and the calculation of each component included in such amount),

(iv)the aggregate amount to be paid to each Shareholder as of the Closing Date (assuming the closing of the Transaction) and each Shareholder’s Pro Rata Portion and

(v)the Estimated Closing Date Net Working Capital determined in accordance with Section 3.3.

The Closing Consideration Schedule shall be updated by the Company and the Shareholders on the Closing Date.  Upon acceptance of the Closing Consideration Schedule by the Asset Purchaser and WESGEN, the Closing Consideration Schedule shall be determinative of the amounts to be paid under this Agreement in connection with the Transaction at the Purchase Closing and the Merger Closing.

Section 3.3Closing Date Net Working Capital.  Three Business Days prior to the Closing Date, the Company will deliver to the Asset Purchaser and WESGEN a statement setting forth a good faith estimate of the aggregate amount of the Net Working Capital of the Company as of immediately prior to the Purchase Closing, but without giving effect to the Transaction (the “Closing Date Net Working Capital”), which shall be updated on the Closing

Date.  The Asset Purchaser and WESGEN will have the right to review the Company’s relevant personnel, work papers and books and records to the extent necessary for reviewing such calculation.  Such estimated Closing Date Net Working Capital is referred to herein as the “Estimated Closing Date Net Working Capital.”

Section 3.4Calculation of Final Adjustments.  The Closing Date Net Working Capital Adjustment will be calculated and finally determined as follows:

(a)Post-Closing Calculation.  No later than 120 days following the Closing Date, the Asset Purchaser and the Surviving Corporation will cause to be prepared and delivered to the Shareholders: (i) a consolidated balance sheet of the Company as of immediately prior to the Purchase Closing, but without giving effect to the Transaction (the “Closing Balance Sheet”); and (ii) a certificate setting forth the Asset Purchaser’s and the Surviving Corporation’s  good faith calculation of the Closing Date Net Working Capital (the Closing Balance Sheet and the calculations of the Closing Date Net Working Capital are referred to as the “Closing Financial Data”).  The Closing Financial Data will be prepared in accordance with GAAP using, to the extent consistent with GAAP, the same accounting principles, on a consistent basis, that were employed in preparing the Financial Statements and the calculations of the Estimated Closing Date Net Working Capital.

(b)Disputes.  After receipt of the Closing Financial Data, the Shareholders will have 30 days (the “Review Period”) to review the Closing Financial Data, together with the books and records and work papers and assumptions used in the preparation thereof.  The Shareholders may dispute items reflected in the Closing Balance Sheet or in the calculation of the Closing Financial Data on the basis that it was not prepared in accordance with historical practices applied on a basis consistent with the preparation of the Financial Statements or that the calculations contain mathematical errors.  Unless the Shareholders deliver written notice to the Asset Purchaser and the Surviving Corporation on or prior to the end of the Review Period specifying in reasonable detail the amount, nature and basis of each disputed item, the Shareholders will be deemed to have accepted and agreed to the Closing Balance Sheet and the calculation of the Closing Financial Data.  If the Shareholders so notify the Asset Purchaser and the Surviving Corporation of its objection to any portion of the Closing Balance Sheet or the calculation of any of the Closing Financial Data, the Shareholders, the Asset Purchaser and the Surviving Corporation must, for 15 days (or such longer period as the Shareholders, the Asset Purchaser and the Surviving Corporation may agree in writing) following such notice (the “Resolution Period”), attempt in good faith to resolve their differences and any resolution by them as to any disputed amounts is final, binding and conclusive on the Parties.

(c)Independent Accountants.  If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute as to the Closing Balance Sheet or Closing Financial Data, then all amounts remaining in dispute will be submitted to an independent regional accounting firm mutually selected by the Shareholders, on the one hand, and the Asset Purchaser and the Surviving Corporation, on the other hand, (the “Independent Accountants”) within ten days after the expiration of the Resolution Period.  If the Shareholders, the Asset Purchaser and the Surviving Corporation are unable to agree on the choice of an accounting firm, they will each select one regionally recognized accounting firm and those two firms will mutually select a third regionally recognized accounting firm to be the Independent Accountants.  The Asset Purchaser, the Surviving Corporation and the Shareholders will execute, if requested by the Independent Accountants, a reasonable engagement letter.  All fees and expenses relating to the work, if any, to be performed by the Independent Accountants will be shared as between the Shareholders, on the one hand, and the Asset Purchaser and the Surviving Corporation, on the other hand, in inverse proportion as they may prevail on the allocation of the dollar amount of the amounts remaining in dispute between the Shareholders, on the one hand, and the Asset Purchaser and the Surviving Corporation, on the other hand, as determined by the Independent Accountants.  The Independent

Accountants will act as an arbitrator to determine, based solely on the provisions of this Section 3.4(c) and the presentations by the Shareholders, the Asset Purchaser and the Surviving Corporation, and not by independent review, only those issues still in dispute and only as to whether such amounts were arrived at in accordance with this Agreement.  In resolving any disputed item, the Independent Accountants may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party.  The Independent Accountants’ determination must be made within 30 days of their selection, must be set forth in a written statement delivered to the Shareholders, the Asset Purchaser and the Surviving Corporation and will be final, binding and conclusive on the Parties, absent fraud or error.

(d)Closing Date Net Working Capital Adjustment.  If the amount of the Closing Date Net Working Capital (as finally determined pursuant to this Section 3.4) is less than the amount of the Estimated Closing Date Net Working Capital (the “Working Capital Shortfall”), then the Shareholders, on a pro rata basis, shall pay to the Asset Purchaser and the Surviving Corporation an aggregate amount equal to such Working Capital Shortfall within the time period set forth in the last sentence of this Section 3.4(d).  If the amount of the Closing Date Net Working Capital (as finally determined pursuant to this Section 3.4) exceeds the amount of the Estimated Closing Date Net Working Capital, then the Asset Purchaser and the Surviving Corporation shall pay or cause to be paid to the Shareholders an amount equal to such excess (with each Shareholder entitled to its Pro Rata Portion thereof) within the time period set forth in the last sentence of this Section 3.4(d);  provided, however, that the Asset Purchaser shall only be liable for an amount equal to such excess multiplied by the Asset Portion and the Surviving Corporation shall only be liable for an amount equal to such excess multiplied by the Merger Portion.  The difference referred to in the first sentence of this Section 3.4(d) or the excess referred to in the second sentence of this Section 3.4(d), as applicable, is referred to as the “Closing Date Net Working Capital Adjustment.”  Any payment required by this Section 3.4(d) must be paid by wire transfer of immediately available funds to the account or accounts specified by, in the case of payments to the Asset Purchaser or the Surviving Corporation, by the Asset Purchaser and the Surviving Corporation, or in the case of payments to be made to the Shareholders, by the Shareholders, in each case within ten Business Days after the amount of the Closing Date Net Working Capital Adjustment is finally determined pursuant to this Section 3.4;  provided, that any Working Capital Shortfall owed to the Asset Purchaser and the Surviving Corporation may, in the Asset Purchaser’s or the Surviving Corporation’s sole discretion, be withheld from any Installment Payments payable to the Shareholders pursuant to Section 3.5 below.  Any Working Capital Shortfall shall be distributed to the Asset Purchaser and the Surviving Corporation as follows:  (i) The Asset Purchaser shall be paid an amount equal to the Working Capital Shortfall multiplied by the Asset Portion, and the Surviving Corporation shall be paid an amount equal to the Working Capital Shortfall multiplied by the Merger Portion.  Any amounts withheld from the Installment Payments in satisfaction of the portion of a Working Capital Shortfall that is owed to the Asset Purchase shall be promptly paid over by the Surviving Corporation to the Asset Purchaser.

(e)Tax Gross Up.  The Closing Amount includes an Estimated Tax Gross Up in the amount of $1,069,338.  Concurrently with the calculation of the Closing Date Net Working Capital as described in Section 3.4(d), the Asset Purchaser shall calculate the Tax Gross Up related to this Transaction.  If the calculation of the Tax Gross Up exceeds the Estimated Tax Gross Up, the Asset Purchaser shall pay each Shareholders their Pro Rata Portion of the difference.  If  the calculation of the Estimated Tax Gross Up Tax Gross Up exceeds the Tax Gross Up, each of the Shareholders shall pay the Asset Purchaser their Pro Rata Portion of the difference.  Such payment shall be due and payable at the same time and in the same manner as the Closing Date Net Working Capital Adjustment is payable.  The Tax Gross Up shall be determined in accordance with the following formula:

Tax Gross Up  =  Net Working Capital  (19.6%)  /  (1 - 28.82%)

(f)Sales Taxes.  Willdan shall be responsible to pay any sales taxes resulting from this Transaction.

Section 3.5Installment Payments.  The Surviving Corporation shall pay, or cause to be paid as additional consideration to the Shareholders, by wire transfer of immediately available funds on the applicable date, the following aggregate amount of $4,600,000.00 (collectively, the “Installment Payments”) in twenty-four (24) monthly installments in the amount of $191,666.67 ($95,833.00 each Shareholder) commencing one month after the Closing date if such date is a Business Day, if not, then on the first Business Day, and continuing thereafter until paid in full.  Said Installment Payments shall include federal interest at the rate of 0.65%.

Section 3.6Asset Purchaser and Parent Guaranty.  The Asset Purchaser and Parent hereby irrevocably guaranty and agree to perform promptly, and in full, all of WESGEN’s and the Surviving Corporation’s obligations to the Shareholders under Section 3.1, Section 3.4(d) and Section 3.5, to the same extent WESGEN and the Surviving Corporation are obligated to perform such obligations under this Agreement to the extent WESGEN or the Surviving Corporation does not so perform them in full; provided, that the Asset Purchaser’s and Parent’s obligations under this Section 3.6 shall terminate and be of no further force and effect upon full payment and satisfaction of the payment obligations under Section 3.1, Section 3.4(d) and Section 3.5.

Section 3.7     Shareholders’ Representative

(a)Appointment.  The Parties hereto agree that in the event after execution of this Agreement either Shareholders dies or becomes sufficiently incapacitated such that he cannot perform the obligations of a Shareholder as required by the terms of this Agreement, the other Shareholder shall become the representative of the Shareholders, and the representative of their successors, heirs and assigns, and act as their attorney-in-fact (the “Shareholders’ Representative”), with full power of substitution to act on behalf of all shareholders of Company to the extent and in the manner set forth in this Agreement,  including: delivering to the Asset Purchaser and WESGEN the Closing Consideration Schedule pursuant to Section 3.2; delivering to the Asset Purchaser and WESGEN the Closing Date Net Working Capital pursuant to Section 3.3;  the determination of the Closing Date Net Working Capital pursuant to Section 3.4, act on behalf of the Shareholders on Tax matters pursuant to Section 7.9,  and administering claims for indemnification pursuant to Article X.  All decisions, actions, consents and instructions by the Shareholders’ Representative with respect to this Agreement shall be binding upon all of the shareholders of the Company, and no such shareholder of the Company shall have the right to object to, dissent from, protest or otherwise contest the same.  The Asset Purchaser and the Surviving Corporation shall be entitled to rely on any decision, action, consent or instruction of the Shareholders’ Representative as being the decision, action, consent or instruction of all shareholders of the Company, and the Asset Purchaser and the Surviving Corporation are hereby relieved from any Liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.  By way of example and not limitation, as the Shareholders’ Representative, the Shareholders’ Representative shall be authorized and empowered, as agent of and on behalf of all the shareholders of the Company to give and receive notices and communications as provided herein, to object to any claims of an Indemnified Person, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims or Damages, to determine and finally resolve any disputes with respect to the Closing Financial Data, to waive after the Purchase Closing or Merger Closing, as applicable, any breach or default of the Asset Purchaser or the Surviving Corporation of any obligation to be performed by it under this Agreement, to receive service of process on behalf of all shareholders of the Company in connection with any claims against such shareholders arising under or in connection with this

Agreement, any document or instrument provided for hereby or any of the transactions contemplated hereby or under any other Transaction Document, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement.  Notices or communications to or from the Shareholders’ Representative shall constitute notice to or from the shareholders.

(b)Authority.  The grant of authority provided for in Section 3.7(a) is coupled with an interest and is being granted, in part, as an inducement to the Parent, the Asset Purchaser and WESGEN to enter into this Agreement, and shall be irrevocable and survive the dissolution, liquidation or bankruptcy of the Company or the death, incompetency, liquidation or bankruptcy of any Shareholder, shall be binding on any successor thereto and (ii) shall survive the assignment by any Shareholder of the whole or any portion of his, her or its interest in the Installment Payments or any other amounts payable to such Shareholder in connection with this Agreement.

Section 3.8Shareholder Dilution.  Should the Parent issue or repurchase its shares during the Shareholder Lock-Up Period described in Section 7.12 of this Agreement, there shall be no adjustment for the resulting dilutions or anti-dilution, except as provided to holders of Parent’s common stock holders universally.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company and the Shareholders hereby represent and warrant to the Parent, the Asset Purchaser and WESGEN as of the date hereof and as of the Closing Date, subject to such exceptions as are specifically disclosed with respect to this Article IV in the disclosure schedules and schedule of exceptions delivered to the Asset Purchaser and WESGEN on the date hereof (the “Company Disclosure Schedules”), and which are numbered with corresponding numbered and lettered sections and subsections, as follows:

Section 4.1Organization, Standing and Power.  The Company is a professional services corporation duly organized, validly existing and in good standing under the Laws of the State of New York.  The Company has the requisite corporate power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in corporate and tax good standing in the State of New York and in each other jurisdiction in which the nature of its business, the operation of its assets or the ownership or leasing of its properties requires such qualification.  The Company Disclosure Schedules sets forth each state or other jurisdiction in which the Company is qualified to do business.  The Company has delivered a true and correct copy of the Company’s Organizational Documents, each as amended to date and as currently in effect, to the Asset Purchaser and WESGEN.  The Company is not in violation of any of the provisions of the Company’s Organizational Documents.

Section 4.2Subsidiaries.  The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible, exchangeable, or exercisable for any equity or similar interest in, any corporation, association, partnership, joint venture, limited liability company, business association or other entity.

Section 4.3     Capitalization

(a)The authorized capital stock of the Company consists of two hundred (200) shares of Common Stock, all of which are issued and outstanding.  There are no authorized or outstanding shares of preferred stock and there are no outstanding options, warrants, rights (including conversion or preemptive rights) or Contracts for the purchase or acquisition from the Company of, or that could require the Company to issue or sell, any Common Stock or any other securities of the Company.  In addition, the Company has not reserved any additional shares of the Common Stock for issuance for any reason.

(b)None of the outstanding Equity Interests are: (i) entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; or (ii) subject to any right of first refusal or similar right in favor of the Company or any other Person.

(c)There are no Contracts restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Interests.

(d)The Company is not under any obligation, and is not bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Equity Interests or any other securities.

(e)Section 4.3 of the Company Disclosure Schedules sets forth a list of each holder of record of the Common Stock, the number of shares of Common Stock owned by each such holder and the current mailing address of such holder.  All of the issued and outstanding shares of the Common Stock are held, beneficially and of record, by the Shareholders, and there are no other Equity Interests outstanding other than the shares of Common Stock owned by the Shareholders.  All of the issued and outstanding shares of the Common Stock have been duly authorized, are validly issued, fully paid and non-assessable, are free of any Encumbrances, and are held of record by the respective Shareholders set forth in Section 4.3 of the Company Disclosure Schedules.  All outstanding shares of the Common Stock have been issued and granted in compliance with all applicable securities laws and other applicable Laws in effect as of the time of issuance.  There are no declared or accrued but unpaid dividends with respect to any shares of the Common Stock.

(f)There are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or similar rights (or otherwise entitling any Person to consideration in respect of the sale or appreciation in value of any Common Stock) with respect to the Company.

(g)There are no registration rights with respect to any Common Stock and there are no shareholder agreements, voting trusts, proxies, or other agreements or understandings with respect to the voting of any Common Stock.

Section 4.4Authority.  The execution, delivery and performance of this Agreement and the Transaction Documents to which the Company will become a party have been duly and validly authorized by the Company by all necessary corporate action.  Each of the Shareholders have the full power and authority to execute, deliver and perform this Agreement and the Transaction Documents to which each of them will become a party.  This Agreement and each Transaction Document to which the Company will become a party have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company enforceable in accordance with their terms.  This Agreement and each Transaction Document to which any of the Shareholders will become a party have been duly executed and delivered by such Shareholder and constitutes valid and binding obligations of such Shareholder enforceable in accordance with their terms.  The Company’s board of directors, by unanimous written consent or at a meeting duly called and held at which a quorum was present throughout, by the requisite vote of the directors, has unanimously determined that this Agreement, the Transaction Documents and the Transaction to be advisable and fair to and in the best interest of the Company and its shareholders, approved this Agreement and the

Transaction Documents in accordance with the NYBCL, and no such declaration, approval, adoption or recommendation has been changed, withdrawn or revoked. The Shareholders have unanimous approved this Agreement and the Merger.

Section 4.5Required Consents; No Conflicts.  Section 4.5 of the Company Disclosure Schedules sets forth all third party consents under any Contract and all Governmental Authorizations necessary or reasonably desirable for the consummation of the Transaction or that could, if not obtained, result in or reasonably be expected to result in a Material Adverse Effect on the conduct of the business of the Company as it is conducted or proposed to be conducted (“Consents”).  Except as set forth on Section 4.5 of the Company Disclosure Schedules, the execution, delivery and performance of this Agreement and the Transaction Documents to which the Company will become a party will not (i) violate, conflict with or contravene any provision of the Company’s Organizational Documents, (ii) to Company’s Knowledge, result in the creation of any Encumbrance upon the Company or any of the assets of the Company; (iii)  to Company’s Knowledge, require any Governmental Authorization.

Section 4.6     Financial Statements

(a)The Company has delivered to the Asset Purchaser and WESGEN the following financial statements (collectively, the “Financial Statements”):  (i) the audited balance sheet, and the related statement of income and cash flows, of the Company as of and for the fiscal year ended December 31, 2014, together with the notes, if any, thereto; and (ii) the unaudited balance sheet, and the related statement of income and cash flows, of the Company (the “Interim Balance Sheet”) as of and for the twelve months and the year ended December 31, 2015 and for the month of January, 2016 (the “Interim Balance Sheet Date”).

(b)To the Knowledge of Shareholders and Company, all of the Financial Statements (i) are true, accurate and complete in all respects; (ii) are consistent with the Books and Records of the Company; (iii) present fairly and accurately the financial condition of the Company as of the respective dates thereof and the results of operations, changes in shareholder’s equity and cash flows of the Company for the periods covered thereby; and (iv) have been applied on a consistent basis throughout the periods covered; provided, however, that the Interim Balance Sheet is subject to year-end adjustments consistent with past practice (which will not be material individually or in the aggregate) and do not contain all of the footnotes required by GAAP.  The 2014 Financial Statements and Closing Balance Sheet have been prepared in accordance with GAAP.

(c)The Company Disclosure Schedules set forth an accurate, correct and complete breakdown and aging of each of the Company’s accounts payable as of January 31, 2016.

Section 4.7Absence of Certain Changes.  Since the Interim Balance Sheet Date, (i) the Company has conducted its business in the ordinary course of business; (ii) no event or circumstance has occurred that could reasonably be expected to have a Material Adverse Effect on the Company; and (iii) the Company has not taken any action, agreed to take any action, or omitted to take any action that would constitute a breach of Section 7.1 or Section 7.2 if such action or omission were taken between the date of this Agreement and the Closing Date.

Section 4.8Absence of Undisclosed Liabilities.  To the Best of Company’s knowledge, Company has no liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted) that would have a Material Adverse Effect on the operation of the Company arising out of transactions or events heretofore entered into, or any action or inaction, or any state of facts existing, with respect to or based upon transactions or events heretofore occurring, other than (i) those set forth in the Interim Balance Sheet; (ii) those incurred in the ordinary course of business and not required to be set forth in the Interim Balance Sheet under GAAP; (iii) those incurred in the ordinary course of business since the date of the Interim Balance Sheet; and (iv) those incurred in connection with the execution of any of the Transaction Agreements.

Section 4.9Litigation.  Except as identified in Section 4.9 of the Company Disclosure Schedules, there is no private or governmental action, suit, proceeding, inquiry, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company, any of its properties or any of its officers, directors or the Shareholders (in their capacities as such), or which questions or challenges the validity of this Agreement, any of the Transaction Documents or any of the transactions contemplated hereby or thereby, and there is no valid basis for any such action, suit, proceeding, claim, arbitration or investigation.  There is no judgment, decree or order against the Company, or any of its directors, officers or the Shareholders (in their capacities as such), that could prevent, enjoin, or materially alter or delay the Transaction or the Transaction Documents or otherwise affects the Company’s properties, assets or the right of the Company to operate its business.  The Company does not have any litigation pending against any other party. The Company has delivered to the Asset Purchaser and WESGEN true, accurate and complete copies of all pleadings, correspondence and other documents relating to any such private or governmental action, suit, proceeding, inquiry, claim, arbitration or investigation.  No insurance company has asserted that any such private or governmental action, suit, proceeding, inquiry, claim, arbitration or investigation is not covered by the applicable policy related thereto.

Section 4.10Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon the Company which has or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of the Company, any acquisition of property by the Company or the conduct of business by the Company as currently conducted and as proposed to be conducted.

Section 4.11Governmental Authorization.  The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) pursuant to which the Company currently operates or holds (or currently proposes to operate or hold) any interest in any of its properties or (b) that is required for the operation of the business of the Company or the holding of any such interest ((a) and (b) are herein collectively called, the “Company Authorizations”).  Each Shareholder has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (a) to own and operate a professional engineering services corporation in the State of New York under applicable Law and (b) to practice professional engineering services in each federal, state and local jurisdiction in which the Company performs services (the “Shareholder Authorizations”).  Section 4.11 of the Company Disclosure Schedules contains an accurate, correct and complete list and summary description of each such Company Authorization and Shareholder Authorization.  Each such Company Authorization and Shareholder Authorization is valid and in full force and effect, and there is not pending or threatened any private or governmental action, suit, proceeding, inquiry, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic, which could result in the suspension, termination, revocation, cancellation, limitation or impairment of any such Company Authorization or Shareholder Authorization.  No violations have been recorded in respect of any Company Authorization or Shareholder Authorization, and neither the Company nor the Shareholders know of any meritorious basis therefor.  No fines or penalties are due and payable in respect of any Company Authorization, Shareholder Authorization or any violation thereof.

Section 4.12Title to Property.  The Company has good and marketable title to all of its properties, interests in properties and assets that it owns or purports to own (tangible and intangible), including all the properties and assets reflected on the Interim Balance Sheet or acquired after the date of the Interim Balance Sheet free and clear of all Encumbrances.  All tangible assets owned by the Company are (a) in good operating condition and repair, ordinary wear and tear excepted; (b) suitable and adequate for continued use in the manner in which they are presently being used; (c) adequate to meet all present and reasonably anticipated future requirements of the Company’s business; and (d) free of defects (latent and patent).  The assets, properties and rights of the Company reflected in the Financial Statements (including the notes thereto) or acquired since the Interim Balance Sheet Date comprise all assets, properties and rights necessary and sufficient for the conduct of its business as currently conducted and as proposed to be conducted as of immediately prior to the Purchase Closing.  Except as disclosed on Section 4.12 of the Company Disclosure Schedule, none of the Shareholders own any assets, properties or rights (including, but not limited to, the Company Intellectual Property, goodwill, customer lists, Contracts, or warranties) that are used in, related to or necessary for the conduct of the business of the Company.  For purposes of this Section 4.12 only, the terms “property” and “assets” do not include the Company Intellectual Property.

Section 4.13Accounts Receivable.   To the best of the Shareholder’s knowledge, Section 4.13 of the Company Disclosure Schedule sets forth an accurate and complete list of all Accounts Receivable existing as of January 31, 2016.  Except as noted in Section 4.13 of the Company Disclosure Schedule, each item in the Accounts Receivable is (a) a valid and legally binding obligation of the account debtor enforceable in accordance with its terms, free and clear of all Encumbrances, and not subject to setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses, and conditions precedent; (b) a true and correct statement of the account for merchandise actually sold and delivered to, or for services actually performed for and accepted by, such account debtor; and (c) fully collectible and will be collected within 180 days subject to trade discounts provided in the ordinary course of business and any allowance for doubtful accounts contained in the Interim Balance Sheet.  If any identified doubtful accounts are collected more than 180 days after closing, Asset Purchaser shall pay the proceeds to Shareholders.

Section 4.14Intellectual Property.  Section 4.14 of the Company Disclosure Schedules is a full and complete listing of all Company Intellectual Property, specifying in each case whether such Company Intellectual Property is owned or controlled by or for, licensed to, or otherwise held by or for the benefit of the Company.  The Company Intellectual Property constitutes all the Intellectual Property Rights used in and/or necessary to the conduct of the Company’s business as it is currently conducted, and as it is currently proposed to be conducted by the Company prior to the Closing.  The Company owns, possesses, or can acquire on commercially reasonable terms sufficient legal rights to all Company Intellectual Property without any conflict with, or infringement of, the rights of others.  No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any intellectual property rights of any other party.  Other than with respect to commercially available Software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.  The Company has not received any communications alleging that the Company has violated, or by conducting its business, would violate any of the Intellectual Property Rights of any other Person.  The Company has obtained and possesses valid licenses to use all of the Software programs present on the computers and other Software-enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with the Company’s business (the “Company Software”).  To the Company’s Knowledge, it will not be necessary for the Company to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by the Company.  The Company has (i) taken all necessary action to maintain and protect the Company Intellectual Property, and (ii) taken all reasonable precautions to protect the secrecy, confidentiality, value and the Company’s rights in the Company’s confidential information and Trade Secrets and its business and those provided by any Person to the Company.  Each employee and consultant has assigned to the Company all intellectual property rights he or she owns that are related to the Company’s business as now conducted and as presently proposed to be conducted. In each case in which the Company has acquired any Intellectual Property Rights from any Person, the Company has obtained a valid and enforceable written assignment sufficient to irrevocably transfer all rights in such Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company, and wherever possible to transfer such rights on a “work made for hire” basis.

Section 4.15Environmental Matters.  The Company has obtained all Governmental Authorizations relating to any applicable Environmental Law necessary for operation of the Company.  All Governmental Authorizations relating to any applicable Environmental Law will be valid and in full force and effect upon consummation of the Transaction.  The Company has filed all reports and notifications required to be filed under and pursuant to any applicable Environmental Law.  All sites, locations and facilities of the Company (each, a “Property”) have at all times been used and operated in compliance with all applicable Environmental Laws.  There has not been any release of any Materials of Environmental Concern on, under, about, from or in connection with any Property, including the presence of any Materials of Environmental Concern that have come to be located on or under any property from another location.

Section 4.16   Taxes

(a)The Company has filed all Tax Returns required to be filed by it, and all such Tax Returns were true, complete and correct in all respects.  All Taxes required to be paid by the Company (whether or not shown on its Tax Returns) have been timely paid other than those being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the books and records of the Company and appearing in the Financial Statements.

(b)There are no Encumbrances for Taxes upon any property or assets of the Company.

(c)The Company has not received a ruling from any taxing authority, signed an agreement with respect thereto, or signed any closing agreement with respect to any Tax year.

(d)The Company has complied in all respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes with respect to employees, creditors, shareholders and any other Persons (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any foreign Laws) and has, within the time and the manner prescribed by Law, withheld and paid over to the proper taxing authorities all amounts required to be so withheld and paid over under applicable Laws.

(e)No Tax Returns have been subject to an Audit, and no Audits are presently pending with regard to any Taxes or Tax Returns of the Company.  No written notification has been received by the Company that such an Audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to the Company or any Tax Return filed by or with respect to the Company.

(f)All Tax deficiencies that have been claimed, proposed or asserted against the Company have been fully paid or finally settled, and no issue has been raised in any examination by any taxing authority that, by application of similar principles, could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(g)There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company.

(h)No power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes.

(i)To the Company’s Knowledge, there are no unresolved questions or claims concerning Tax Liability of the Company.

(j)Other than any Tax Returns that have not yet been required to be filed, the Company has delivered to the Asset Purchaser and WESGEN true, correct and complete copies of the United States federal income Tax Return, any state, local or foreign Tax Return for the Company for any jurisdiction in which the Company is required to file Tax Returns, and other records and workpapers related to Taxes, for each of the taxable periods since the Company’s formation.

(k)The Company has not received notice of any claim made by an authority in a jurisdiction where the Company does not file Tax Returns, which the Company is or may be subject to taxation by that jurisdiction.

(l)The Company has been an “S corporation” within the meaning of Section 1361 of the Code for all federal, state and local Tax purposes at all times since the Company’s formation.

Section 4.17Employee Benefit Plans

(a)Section 4.17(a) of the Disclosure Schedules, to the best of Shareholder’s Knowledge, contains a true and complete list of each pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, welfare, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by the Company for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Company’s business or any spouse or dependent of such individual, or under which the Company or any of its affiliates has or may have any Liability (as listed on Section 4.17(a) of the Disclosure Schedules, each, a “Company Employee Plan”.)  With respect to all employees and former employees of the Company and all dependents and beneficiaries of such employees and former employees, (i) as of the Closing, the Company will not maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements; and (ii) the Company does not maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code).

(b)To the extent required (either as a matter of law or to obtain the intended tax treatment and tax benefits), all Company Employee Plans which the Company does maintain or to which it does contribute comply in all respects with the requirements of ERISA, the Code and all other applicable Laws.  With respect to the Company Employee Plans, (i) all required contributions which are due have been made and a proper accrual has been made for all contributions due in the current fiscal year; (ii) there are no actions, suits or claims pending, other than routine uncontested claims for benefits; and (iii) there have been no prohibited transactions (as defined in Section 406 of ERISA or Section 4975 of the Code).

(c)The Company has delivered to the Asset Purchaser and WESGEN a copy of each of the Company Employee Plans and related material plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions, summary of material modifications, prospectuses and other authorizing documents) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, made available copies of the Form 5500 reports (including all applicable schedules) filed for the last three (3) plan years.

(d)With respect to each Company Employee Plan, the Company has complied with (i) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder.

(e)The Company does not maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code.

(f)The Company is not a party to, nor has it made any contribution to or otherwise incurred any obligation to contribute to, any “multi-employer plan” as defined in Section 3(37) of ERISA.

(g)All contributions for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) have been made prior to the Closing Date by the Company.

(h)All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Employee Plans for plan years ending on or before the Closing Date.

(i)With respect to each Company Employee Plan:

(i)no prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available;

(ii)no action or claims (other than routine claims for benefits made in the ordinary course of the Company Employee Plan administration for which the Company Employee Plan administrative review procedures have not been exhausted) are pending, threatened or imminent against or with respect to the Company Employee Plan, any employer who is participating (or who has participated) in any Company Employee Plan or any fiduciary (as defined in Section 3(21) of ERISA), of the Company Employee Plan;

(iii)neither the Company nor any fiduciary has any Knowledge of any facts that could give rise to any such action or claim; and

(iv)it provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code, all benefits payable to current, terminated employees or any beneficiary may be amended or terminated by the Company at any time without Liability.

(j)The Company has no Liability and is not threatened with any Liability (whether joint or several) (A) for any excise tax imposed by Sections 4971, 4975, 4976, 4977 or 4979 of the Code or (B) to a fine under Section 502 of ERISA.

(k)All of the Company Employee Plans, to the extent applicable, comply with the continuation of group health coverage provisions contained in Section 4980B of the Code and Sections 601 through 608 of ERISA or other applicable Law.

(l)All expenses and Liabilities related to all of the Company Employee Plan have been, and will on the Closing Date be fully and properly accrued on the Company’s Books and Records and disclosed in accordance with generally accepted accounting principles and in the Company Employee Plan financial statements.

(m)Neither the execution of this Agreement nor the Transaction will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company to severance pay or any other payment; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation due to any such individual; (iii) increase the amount payable under or result in any other obligation pursuant to any Company Employee Plan; (iv) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (v) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

(n)Parent, Asset Purchaser, or the Surviving Corporation shall be solely responsible for enrolling the pre-closing employees of the Company in the employee plans of Parent, Asset Purchaser or WESGEN, as the case may be, subsequent to the Closing.

Section 4.18Employee Matters

(a)Section 4.18(a) of the Company Disclosure Schedules sets forth a true and complete list identifying all current employees of the Company, setting forth the job title and exempt/nonexempt status of, and salary (including bonuses and commissions) payable to each such Person; the date of last salary increase; service credit date; active employment or leave status; annual paid-time-off and vacation accrual and any current amount of accrued, unused paid-time-off; and remuneration.  The employment of each of the Company’s employees is “at will.”  No employee has indicated that he/she intends to leave the Company’s employment.  The salary of any person listed on Section 4.18(a) of the Company Disclosure Schedules has not been increased since the date indicated on the Company Disclosure Schedule as the date of last salary increase.  There are no employment agreements with any employees of the Company.  The Company does not have any obligation (i) to provide any particular form or period of notice prior to termination, or (ii) except as provided in the Company’s employee manual, to pay any employees or other service providers any severance in connection with their termination of employment or service with the Company.

(b)The Company is and has at all times been in compliance with all applicable Laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, termination of employment, wages, hours, record keeping, postings, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors, and is not and has not been engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Law within the last three years.

(c)The Company has withheld all amounts, and timely made all payments of such amounts, required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees or consultants and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.  The Company is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business, consistent with past practice).  There are no pending claims against the Company under any workers compensation plan or policy or for long-term disability.

(d)There are no charges, complaints or controversies pending or threatened, between the Company and any of its employees, former employees, consultants, independent contractors or applicants which charges, complaints or controversies have resulted or could reasonably be expected to result in an action, suit, proceeding, claim, grievance, arbitration or investigation before any Governmental Entity.  The Company has not received notice of, nor to the Company’s Knowledge does any Governmental Entity responsible for the enforcement of labor or employment Laws intend to conduct an investigation with respect to the Company, and to the Company’s Knowledge, no such investigation is in progress.

(e)True and complete copies of all of the Company’s personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Company have been delivered to the Asset Purchaser and WESGEN.

(f)No employees of the Company are in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others.

(g)The Company does not have any (i) Liability for compensation to ex-employees; (ii) obligation to re-instate or re-employ any ex-officer or ex-employee of the Company; or (iii) Knowledge of grounds for dismissal of any employee of the Company.

(h)The Company is in full compliance with the Worker Readjustment and Notification Act (the “WARN Act”) (29 USC §2101), including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any “plant closing” or “mass layoff” to “affected employees”, “representatives” and any state dislocated worker unit and local government officials.  No reduction in the notification period under the WARN Act is being relied upon by the Company.

(i)The Company has no collective bargaining agreements with any of its employees.  There currently is no labor union organizing or election activity pending or threatened with respect to the Company and there has not been any labor union organizing or election activity pending or threatened with respect to the Company during the past five (5) years.

Section 4.19Interested Party Transactions.  Except as set forth on Section 4.19 of the Company Disclosure Schedules, the Company is not indebted to any director, officer, employee, consultant or shareholder (including the Shareholders) of the Company (except for current amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company.  No officer, director or shareholder of the Company (including the Shareholders) owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity), or is an officer, director, employee or consultant of any Person that is, a competitor, real estate lessor or lessee, or major customer or supplier of the Company or which conducts a business similar to any business conducted by the Company.  No officer, director or shareholder (including the Shareholders) of the Company (a) owns or holds, directly or indirectly, in whole or in part, any Company Intellectual Property, (b) has any claim, charge, action or cause of action against the Company, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) has made, on behalf of the Company, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other Person of which any officer, director or shareholder (including the Shareholders) of the Company (or, to the Knowledge of the Company, a relative of any of the foregoing) is a partner or shareholder (except holdings solely for passive investment purposes of  securities of publicly held and traded entities constituting less than five percent (5%) of the equity of any such entity) or (d) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company.

Section 4.20Leased Property.  Section 4.20 of the Company Disclosure Schedules sets forth a complete list of the real property leased by the Company and a description of the terms of each lease (the “Lease Agreements”).  Each Lease Agreement is valid, binding and enforceable in accordance with its terms and the Company has a valid and binding leasehold interest in, and enjoys peaceful possession of, the real property described in Section 4.20 of the Company Disclosure Schedule.  The Company does not lease any real property other than the real property subject to the Lease Agreements.  There are no disputes, oral agreements, or forbearance programs in effect as to the Lease Agreements.  There are no existing defaults by the Company under any Lease Agreement, and no event has occurred that (with the giving of notice, lapse of time or both) would constitute a default by the Company under any Lease Agreement.  The Company has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or any of its rights under any Lease Agreement, and the leasehold estate created by each such lease is free and clear of all Liens.  The Company is not engaged in any negotiation for the reviewing of the rent payable under any Lease Agreement.  The Company does not own, and has never owned, any real property.  Shareholders shall assist in obtaining all consents as may be required under the Lease Agreements to transfer the existing leases.

Section 4.21Compliance with Laws.  The Company has complied in a timely manner and in all respects with all statutes, laws, codes, ordinances, regulations, rules, orders, judgments, writs, injunctions, acts, guidelines, policies, directions or decrees of any Governmental Entity, whether or not having the force of law (“Law” or “Laws”) that affect the business, properties or assets of the Company, and no notice, charge, claim, action or assertion has been received by the Company or, to the Company’s Knowledge, has been filed, commenced or threatened against the Company alleging any violation of any of the foregoing.  The Company has not at any time received any notice or direction from any Governmental Entity challenging or questioning the legal right of the Company to design, market, offer or sell any of its products or services or the use of its assets in the present manner or style thereof.

Section 4.22Books and Records

(a)The minute books of the Company have been delivered to the Asset Purchaser.

(b)The books of account and records of the Company (the “Books and Records”) are complete and correct and have been maintained in accordance with sound business practices.  Each transaction and disposition of assets of the Company is properly and accurately recorded on the Books and Records of the Company, and each document upon which entries in the Company’s Books and Records are based is complete and accurate in all respects.  The Company (i) records transactions as necessary to permit preparation of true and accurate financial statements in accordance with past practice consistently applied, (ii) makes receipts and expenditures only in accordance with general or specific authorizations of management and directors of the Company, (iii) permits access to its assets only in accordance with general or specific authorizations of management and directors of the Company, (iv) compares the reported accounting for its assets and liabilities with existing assets and liabilities at reasonable intervals, and (v) maintains a system of internal accounting controls adequate to insure that it maintains no off-the-books accounts.

Section 4.23Brokers’ and Finders’ Fees.  The Parties have not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the Transaction.

Section 4.24    Material Contracts

(a)Except for the Contracts and agreements described in Section 4.24 of the Company Disclosure Schedules (the “Material Contracts”), the Company is not a party to or bound by any Contract, as follows:

(i)Any employment or any other Contract providing any employee with severance or other rights to payment upon termination of employment, except as may be included in the Company’s employee handbook;

(ii)Any Contract involving the leasing of personal property;

(iii)Any insurance Contracts;

(iv)Contracts affecting any Company Intellectual Property or Company Software, including any Contact for the development or licensing of any of the foregoing;

(v)Contracts with independent contractors or consultants, except subcontracts in the ordinary course of business;

(vi)Company Employee Plans;

(vii)Any Contract for capital expenditures or for the purchase of goods or services in excess of $10,000.00;

(viii)To Company’s Knowledge, any Contract obligating the Company to sell or deliver any product or service at a price which does not cover the cost (including labor, materials and production overhead) plus the customary profit margin associated with such product or service;

(ix)Any Contract involving financing or borrowing of money, or evidencing indebtedness, any Liability for borrowed money, any obligation for the deferred purchase price of property in excess of $10,000.00 (excluding normal trade payables) or guaranteeing in any way any Contract in connection with any Person;

(x)Any joint venture, partnership, cooperative arrangement or any other Contract involving a sharing of profits;

(xi)Any advertising Contract not terminable without payment or penalty on 30 days (or less) notice;

(xii)Any Contract affecting any right, title or interest in or to real property;

(xiii)Any Contract relating to any license or royalty arrangement;

(xiv)Any power of attorney, proxy or similar instrument;

(xv)Any Contract among shareholders of the Company;

(xvi)Any Contract for the purchase or sale of any assets other than in the ordinary course of business or for the option or preferential rights to purchase or sell any assets;

(xvii)Other than indemnity provisions included in the Assumed Contracts, the Asset Schedule, or completed project client contracts, any Contract to indemnify any Person or to share in or contribute to the Liability of any Person;

(xviii)Any Contract applicable to any employee of or contractor with the Company containing covenants not to compete in any line of business or with any Person in any geographical area;

(xix)Any Contract related to the acquisition of a business or the equity of any other Person;

(xx)Any other Contract that involves future payments, performance of services or delivery of goods or materials to or by the Company of an aggregate amount or value in excess of $10,000.00, on an annual basis, or that otherwise is material to the business or prospects of the Company; and

(xxi)Any proposed arrangement of a type that, if entered into, would be a Contract described in any of (i) through (xxi) above.

(b)The Company has delivered to the Asset Purchaser and WESGEN accurate, correct and complete copies of all Material Contracts (or written summaries of the material terms thereof, if not in writing), including all amendments, supplements, modifications and waivers thereof.  All Material Contracts are in writing.

(c)Each Material Contract is currently valid and in full force and effect, and is enforceable by the Company in accordance with its terms.

(d)        (i)     The Company is not in default, and no party has notified the Company that it is in default, under any Material Contract.  No event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a violation or breach of any of the provisions of any Material Contract; (B) give any Person the right to declare a default or exercise any remedy under any Material Contract; (C) give any Person the right to accelerate the maturity or performance of any Material Contract or to cancel, terminate or modify any Material Contract; or (D) otherwise have a Material Adverse Effect on the Company in connection with any Material Contract;

(i)     The Company has not waived any of its rights under any Material Contract;

(ii)     Each Person against which the Company has or may acquire any rights under any Material Contract is (i) solvent and (ii) able to satisfy such Person’s material obligations and Liabilities to the Company; and

(iii)    The performance of the Material Contracts will not result in any violation of or failure by the Company to comply with any Law.

Section 4.25Bank Accounts.  Section 4.25 of the Company Disclosure Schedules sets forth a true and accurate complete list showing the name and address of each bank in which the Company has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto.

Section 4.26Insurance.  The Company has policies of insurance and bonds of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company.  The Company has at all times had valid workers compensation insurance covering all of its employees.  Section 4.26 of the Company Disclosure Schedules contains a complete list of the policies and Contracts of insurance maintained by the Company other than the Company Employee Plans.  All such policies and bonds are in full force and effect, all premiums due and payable to date under all such policies and bonds have been paid and the Company is otherwise in compliance with the terms of such policies and bonds.  There is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  The Company has not received any notice of cancellation or non-renewal of any such policies or bonds from any of its insurance carriers, nor to the Company’s Knowledge, is the termination of any such policies or bonds threatened.  The Company has not received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided will not be available to the Company in the future on substantially the same terms as now in effect.

Section 4.27Customers; Distributors; Suppliers

(a)All Contracts with customers were entered into by or on behalf of the Company and were entered into in the ordinary course of business for usual services and at normal prices.

(b)Except as set forth on Section 4.27(b) of the Company Disclosure Schedules, the Company has not entered into any Contract under which the Company is restricted from selling, licensing or otherwise providing services to any class of customers, in any geographic area, during any period of time or in any segment of the market.  There is no purchase commitment which provides that any supplier will be the exclusive supplier of the Company.

(c)The Company has not received any notice or other communication, has not received any other information indicating, and otherwise has no Knowledge, that any current customer, supplier or distributor identified in the Company Disclosure Schedules may cease dealing with the Company, may otherwise materially reduce the volume of business transacted by such Person with the Company or otherwise is materially dissatisfied with the service the Company provides such Person.  The

Company has no reason to believe that any such Person will cease to do business with the Company after, or as a result of, consummation of the Transaction, or that such Person is threatened with bankruptcy or insolvency.  The Company has no Knowledge of any fact, condition or event which may, by itself or in the aggregate, adversely affect its relationship with any such Person.

(d)Neither the Company nor any of its directors, officers or employees has directly or indirectly given or agreed to give any rebate, gift or similar benefit to any customer, supplier, distributor, broker, governmental employee or other Person, who was, is or may be in a position to help or hinder the Company (or assist in connection with any actual or proposed transaction) which could subject the Company (or the Parent, the Asset Purchaser or the Surviving Corporation after consummation of the Transaction) to any damage or penalty in any civil, criminal or governmental litigation or proceeding or which would have, or reasonably be expected to have, a Material Adverse Effect on the Company (or the Parent, the Asset Purchaser or the Surviving Corporation after consummation of the Transaction).

Section 4.28Foreign Corrupt Practices Act; Absence of Certain Business Practices

(a)Neither the Company nor its Representatives is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), and the Company and its Representatives have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance with the FCPA.

(b)The Company and its Representatives have not, to obtain or retain business, directly or indirectly offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of one hundred and 00/100 dollars ($100.00) in the aggregate to any one individual in any continuous 12 month period) or any commission payment to:

(i)any person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether government owned or nongovernment owned), directly or indirectly;

(ii)any political party or official thereof;

(iii)any candidate for political or political party office;

(iv)any family member of any or (i) through (iii); or

(v)any other individual or entity;

while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given or promised directly or indirectly to any such official, officer, agent, employee, representative, political party, political party official., candidate, individual or any entity affiliated with such customer, political party or official or political office.

(c)Neither Shareholders nor Company (a) directly or indirectly, used any Shareholder or Company funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or established or maintained any unlawful or unrecorded funds; (b) agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person; or (c) engaged in any criminal or fraudulent act or made any intentional misrepresentation to any governmental entity, which could reasonably be expected to subject the Company, Parent or Asset Purchaser to any debarment, damage or penalty in any civil, criminal or governmental action.

(d)The Company has made all payments to third parties by check mailed to such third parties’ principal place of business or by wire transfer to a bank located in the same jurisdiction as such party’s principal place of business.

(e)Each transaction is properly and accurately recorded on the Books and Records of the Company, and each document upon which entries in the Company’s Books and Records are based is complete and accurate in all respects.

Section 4.29Availability of Documents.  The Company has delivered to the Asset Purchaser and WESGEN correct and complete copies of the items referred to in the Company Disclosure Schedules or in this Agreement (and in the case of any items not in written form, a written description thereof).

Section 4.30Solvency.  The Company is not entering into the Transaction with the intent to hinder, delay or defraud any Person to which it is, or may become, indebted.  To the best of Company’s Knowledge, immediately prior to the Closing, Company’s assets, at a fair valuation, exceed its liabilities, and the Company is able to meet its debts as they mature and has sufficient capital and property remaining to conduct the business in which it will thereafter be engaged.

Section 4.31    Full Disclosure

(a)To the best of the Shareholder’s knowledge, neither this Agreement nor any of the other Transaction Documents, (i) contains or will contain as of the Closing Date any untrue statement of fact or (ii) omits or will omit to state any material fact necessary to make any of the representations, warranties or other statements or information contained herein or therein (in light of the circumstances under which they were made) not misleading, which may have an Adverse Material Effect on the transaction or on the Company.

(b)Except as limited by the following sentence, all of the information set forth in the Company Disclosure Schedule, and all other information regarding the Company or the Company’s properties, assets, operations, businesses, Liabilities, financial performance, net income and prospects (the “Information”) that has been furnished to the Asset Purchaser, WESGEN or any of their Representatives by or on behalf of the Company or any of the Company’s Representatives, is to the best of Stockholders’ Knowledge, accurate, correct and complete in all respects.    To the best of the Company’s Knowledge and in all material respects, the information identified in Section 4.31 of the Company Disclosure Schedule is accurate, correct and complete in all respects.  For information purposes only, the index of the documents provided to the Asset Purchaser is included in Section 4.31(b) of the Company Disclosure Schedule.

(c)Each representation and warranty set forth in this Article IV is not qualified in any way whatsoever except as explicitly provided therein, will not merge on any Closing or by reason of the execution and delivery of any Contract at any Closing, will remain in force on and immediately after the Closing Date, is given with the intention that Liability is not limited to breaches discovered before any Closing, is separate and independent and is not limited by reference to any other representation or warranty or any other provision of this Agreement, and is made and given with the intention of inducing the Company to enter into this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

This Agreement contemplates the issuance of stock of the Parent to the Shareholders.  Parent shall be solely responsible for compliance with the Securities Act with respect to issuing the stock and shall timely make such filings as may be required under the Securities Act.  Such stock will not be registered and will therefore include a legend as described in Section 5.8 of this Agreement, which legend can be removed by the Shareholders six months after the closing, subject to Rule 144 or Rule 145 promulgated under the Securities Act.  In addition, the stock issued to the Shareholders shall be subject to a Shareholder lock-up as described in Section 7.12 of this Agreement and the stock will bear a legend as described in Section 7.12(b) of this Agreement.  The lock-up legend shall be removed after the third anniversary of the Closing.  Parent will cooperate with the Shareholders to remove the legends when the periods specified in this Article V have elapsed.    Parent may only issue its stock to the Shareholders without registration if the issuance is subject to an exemption from registration provisions of the Securities Act.  Each Shareholder, severally and not jointly, represents and warrants to the Parent as of the date hereof and as of the Closing Date, as follows:

Section 5.1No Registration.  Each Shareholder understands that the shares of Parent Common Stock issued pursuant to this Agreement have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent of the Shareholder and the accuracy of the Shareholder’s representations as expressed herein or otherwise made pursuant hereto.  The Company and the Shareholders were not offered or sold shares of Parent Common Stock, directly or indirectly, by means of any form of general solicitation or general advertisement, including the following: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast or radio; or (b) any seminar or meeting whose attendees had been invited by general solicitation or general advertising.  Six months after the issuance of stock to Shareholders pursuant to this Agreement, upon request from Shareholders, Parent shall cause the removal of the legend described in Section 5.7.

Section 5.2Investment Intent.  Each Shareholder is acquiring the shares of Parent Common Stock issued pursuant to this Agreement for investment for his own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and each Shareholder has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Shareholder further represents that he does not have any contract, undertaking, agreement or arrangement with any Person or entity to sell, transfer or grant participation to such Person or entity or to any third Person or entity with respect to any of the shares of Parent Common Stock issued pursuant to this Agreement.

Section 5.3Speculative Nature of Investment.  Each Shareholder understands and acknowledges that investment in the Parent is highly speculative and involves substantial risks.  Each Shareholder can bear the economic risk of such Shareholder’s investment and is able, without impairing such Shareholder’s financial condition, to (a) hold the shares of Parent Common Stock issued pursuant to this Agreement for an indefinite period of time, and (b) suffer a complete loss of such Shareholder’s investment.  Each Shareholder is aware that the Parent may issue additional securities in the future which could result in the dilution of such Shareholder’s ownership interest in the Parent.  Access to Data.  Each Shareholder has had an opportunity to ask questions of, and receive answers from, the officers of the Parent concerning this Agreement and the Transaction, as well as the Parent’s business, management and financial affairs, which questions were answered to their satisfaction. Each Shareholder acknowledges that it is not relying on any statements or representations of the Parent or its agents for legal advice with respect to this investment or the Transaction.

Section 5.4Accredited Investor.  Each Shareholder is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission under the Securities Act and shall submit to the Parent such further assurances of such status as may be requested by the Parent.

Section 5.5Restrictions on Transfer.  Each Shareholder acknowledges that the shares of Parent Common Stock issued pursuant to this Agreement must be held indefinitely unless subsequently registered and qualified under the Securities Act or unless an exemption from such registration and qualification is available.  Each Shareholder hereby covenants and agrees that he will not offer, sell or otherwise transfer such shares of Parent Common Stock except in compliance with applicable federal and state securities laws.

Section 5.6Rule 144 and Rule 145.  Each Shareholder is aware of the provisions of Rule 144 and Rule 145 promulgated under the Securities Act, which subject resale of shares to the satisfaction of certain conditions.  Each Shareholder acknowledges and understands that the Parent may not be satisfying the current applicable public information requirements at the time a Shareholder wishes to sell the shares of Parent Common Stock issued pursuant to this Agreement, and that therefore, each Shareholder may be precluded from selling such securities. Each Shareholder acknowledges that, in the event the applicable requirements of Rule 144 or Rule 145, as applicable, are not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the shares of Parent Common Stock issued pursuant to this Agreement. Each Shareholder acknowledges that the Parent has no intention to register the shares of Parent Common Stock issued pursuant to this Agreement and understands that such Shareholder will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons, and the brokers who participate in the transactions, do so at their own risk.

Section 5.7Legend.  Each Shareholder understands and agrees that the certificates evidencing the shares of Parent Common Stock issued pursuant to this Agreement shall bear the following legend in substantially the following form (in addition to any legend required by this Agreement or under applicable state securities laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

Six (6) months after the issuance of such stock to Shareholders, and upon request from the Shareholders, such legend shall be removed from the certificates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT, THE ASSET PURCHASER AND WESGEN

The Parent, the Asset Purchaser and WESGEN hereby represent and warrant, severally and jointly, to the Shareholders as follows:

Section 6.1Organization, Standing and Power.  Each of the Parent, the Asset Purchaser and WESGEN, respectively, is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

Section 6.2Authority.  The execution, delivery and performance of this Agreement and the Transaction Documents to which the Parent, the Asset Purchaser and WESGEN, respectively, will become a party have been duly and validly authorized by all necessary corporate action.  This Agreement and each Transaction Document to which the Parent, the Asset Purchaser and WESGEN, respectively, will become a party has been duly executed and delivered by the Parent, the Asset Purchaser and WESGEN, respectively, and constitutes its respective valid and binding obligation enforceable in accordance with their terms.

Section 6.3Adequacy of Funds.  The Parent, Asset Purchaser and WESGEN have adequate financial resources to satisfy its respective monetary obligations under this Agreement.

Section 6.4Investigation.  Parent and Asset Purchaser acknowledge receipt of the documents and information provided by the Shareholders and acknowledge the risks and liabilities identified in the documents and information provided.

ARTICLE VII

PRE-CLOSING AND POST-CLOSING COVENANTS OF THE COMPANY AND THE SHAREHOLDERS

Section 7.1Conduct of the Business Prior to Closing.  From the date of this Agreement until the Closing Date, the Company shall, and the Shareholders shall cause the Company to, (a) conduct the business of the Company in the ordinary course of business, (b) pay all of its Liabilities and Taxes when due, subject to good faith disputes over such Liabilities or Taxes, (c) maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of the Company, (d) preserve intact all rights of the Company’s business, (e) use reasonable efforts to retain its employees and (f) maintain good relationships with employees, licensors, licensees, suppliers, contractors, distributors, customers, and others having business dealings with the Company.

Section 7.2Restrictions on the Company’s Conduct of the Business Prior to Closing.  From the date of this Agreement until the Closing Date, the Company shall not, and the Shareholders shall cause the Company to not, without the prior written consent of the Asset Purchaser and WESGEN, which consent shall not be unreasonably withheld:

(a)Enter into, create, incur or assume (i) any borrowings under capital leases or (ii) any obligations which would have a Material Adverse Effect on the Company or WESGEN’s ability to conduct the business of the Company in substantially the same manner and condition as currently conducted by the Company;

(b)Acquire by merging or consolidating with, or by purchasing any equity securities or assets (which are material, individually or in the aggregate, to the Company) of, or by any other manner, any business or any Person;

(c)Sell, transfer, lease, license or otherwise encumber any of its assets;

(d)Enter into any agreements or commitments with another Person, except on commercially reasonable terms in the ordinary course of business;

(e)Violate any Law or regulation applicable to the Company;

(f)Change or announce any change to any services sold or licensed by the Company;

(g)Violate, terminate or amend any Contract or Governmental Authorization;

(h)Commence any action, suit, arbitration or other legal proceeding other than for (i) the routine collection of receivables or (ii) injunctive relief on the grounds that the Company has suffered immediate and irreparable harm not compensable in money damages;

(i)Declare, authorize or pay any dividends on, make any other distributions with respect to, or redeem, repurchase or otherwise acquire any of its capital stock;

(j)Purchase, lease, license or otherwise acquire any assets, except for supplies acquired by the Company in the ordinary course of business;

(k)Make any capital expenditure in excess of $10,000.00, individually or in the aggregate;

(l)Write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(m)Provide any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage to any Person, including any of the customers, shareholders, officers, employees or directors of the Company, other than those made in the ordinary course of business;

(n)Borrow from any Person by way of a loan, advance, guaranty, endorsement, indemnity, or warranty;

(o)Discharge any Encumbrance, indebtedness or other Liability in excess of $10,000.00, individually or in the aggregate, except for Liabilities reflected or reserved against in the Financial Statements and accounts payable in the ordinary course of business;

(p)Change its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records;

(q)Change the terms of its accounts or other payables or receivables or take any action directly or indirectly to cause or encourage any acceleration or delay in the payment, collection or generation of its accounts or receivables;

(r)Incur or become subject to any Liability, contingent or otherwise, except current Liabilities in the ordinary course of business;

(s)Make any material change affecting the business of the Company, including (i) changes in management organization or personnel arrangements with sales brokers, advertising agencies, market research projects, advertising and promotion budgets or the content of advertisements or working capital levels (payables and receivables); (ii) changes in discretionary costs, such as advertising, maintenance and repairs, and training; (iii) any capital expenditures or deferrals of capital expenditures; (iv) deviations from operating budgets; or (v) other than in the ordinary course of business, change any of its business policies, including, advertising, investments, marketing, pricing, purchasing, production, personnel or budget;

(t)Amend its Organizational Documents;

(u)Split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other shares of capital stock or other securities in lieu of, or in substitution for, currently outstanding shares of capital stock or securities;

(v)Issue, sell, dispose of or encumber, or authorize the issuance, sale, disposition or encumbrance of, any shares of capital stock or grant, enter into or accept any options, warrants, convertible securities or other rights to acquire any capital stock or securities in the Company;

(w)Hire any new employee, terminate any officer or key employee of the Company, increase the annual level of compensation of any existing employee, establish or adopt any Company Employee Plan, or grant any bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, manager or consultant;

(x)Make any severance payments to any employee, officer or manager, except payments made pursuant to written agreements outstanding as of the date of this Agreement;

(y)Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(z)Enter into any Contract or agree, in writing or otherwise, to take any of the actions described in Section 7.2(a) through Section 7.2(y) above, or any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its covenants hereunder.

Section 7.3No Solicitation.  Until the earlier of (a) the Merger Closing and (b) the termination of this Agreement pursuant to its terms, the Company and the Shareholders shall not, and shall cause each of their respective Representatives not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing information regarding the Company and its business) any inquiries, or make any statements to third parties which may reasonably be expected to lead to any proposal concerning the sale of the Company (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) (a “Competing Transaction”); or (ii) hold any discussions or enter into any agreements with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage any effort or attempt by any third party to do or seek any of the foregoing.  If at any time prior to the earlier of (x) the Merger Closing and (y) the termination of this Agreement pursuant to its terms, the Company, the Shareholders or any of their Representatives is approached in any manner by a third party concerning a Competing Transaction (a “Competing Party”), the Company or Shareholder, as applicable, shall promptly inform the Asset Purchaser and WESGEN regarding such contact and furnish the Asset Purchaser and WESGEN with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and the Company and the Shareholders shall keep the Asset Purchaser and WESGEN informed of the status and details of any future notices, requests, correspondence or communications related thereto.

Section 7.4Certain Notifications.  From the date of this Agreement until the Merger Closing, the Company and the Shareholders shall promptly notify the Asset Purchaser and WESGEN in writing regarding any:

(a)Action taken by the Company not in the ordinary course of business and any circumstance or event that could reasonably be expected to have a Material Adverse Effect on the Company;

(b)Fact, circumstance, event, or action by the Company (i) which, if known on the date of this Agreement, would have been required to be disclosed in or pursuant to this Agreement; or (ii) the existence, occurrence, or taking of which would result in any of the representations and warranties of the Company contained in this Agreement or in any Transaction Document not being true and correct when made or at the applicable Closing;

(c)Breach of any covenant or obligation of the Company or the Shareholders; and

(d)Circumstance or event which will result in, or could reasonably be expected to result in, the failure of the Company to timely satisfy any of the closing conditions specified in Article VIII of this Agreement.

Section 7.5Updating Disclosure Schedules.  If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 7.4 would require a change to the Company Disclosure Schedules if the Company Disclosure Schedules were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Company shall promptly deliver to the Asset Purchaser and WESGEN an update to the Company Disclosure Schedules specifying such change and shall use its best efforts to remedy the same; provided, however, that no such update shall be deemed to supplement or amend the Company Disclosure Schedules for the purpose of (i) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (ii) determining whether any of the conditions set forth in Article VIII  have been satisfied.

Section 7.6Access to Information.  From the date of this Agreement until the Merger Closing, the Company shall (i) permit the Asset Purchaser, WESGEN and each of their Representatives to have free and complete access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, Persons having business relationships with the Company (including suppliers, licensees, customers and distributors), books, records (including Tax records), contracts, and documents of or pertaining to the Company; (ii) furnish the Asset Purchaser, WESGEN and each of their Representatives with all financial, operating and other data and information related to the business of the Company (including copies thereof), as the Asset Purchaser or WESGEN may reasonably request; and (iii) otherwise cooperate and assist, to the extent reasonably requested by the Asset Purchaser or WESGEN, with the Asset Purchaser’s and WESGEN’s investigation of the Company and its business.  No information or knowledge obtained in any investigation pursuant to this Section 7.6 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transaction.

Section 7.7Best Efforts; Cooperation.  The Company and the Shareholders shall each use their respective best efforts to perform each of their respective obligations hereunder and to take, or cause to be taken, and do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain, and to assist the Asset Purchaser and WESGEN in obtaining, (a) the Consents required as described on Section 4.5 of the Company Disclosure Schedules, (b) all regulatory approvals and (c) to cause the Transaction to be effected as soon as practicable following the date hereof in accordance with the terms hereof.  Without limiting the generality of the foregoing, the Company and the Shareholders shall, and they shall cause their respective Representatives to, use their respective best efforts to, and shall, cooperate fully with the Asset Purchaser, WESGEN and each of their respective Representatives in connection with any step required to be taken as a part of the Asset Purchaser’s, WESGEN’s or the Company’s obligations hereunder and causing the conditions specified in Section 8.2 to be satisfied as soon as possible.

Section 7.8Employment Matters

(a)Prior to the Closing Date, the Asset Purchaser shall identify, in its sole discretion, certain employees, including each of the Shareholders, whose continued employment with the Asset Purchaser or the Surviving Corporation, as applicable, shall be required following the Merger Closing (collectively, the “Continuing Employees”).  The Company shall cooperate with the Asset Purchaser’s efforts to cause the Company to continue to employ and retain such Continuing Employees.

(b)Prior to the Closing Date, Representatives of the Asset Purchaser and WESGEN may participate in meetings or set up interviews with the Continuing Employees or any other employees of the Company on or prior to the Closing Date, and the Company agrees to permit the Continuing Employees and such other identified employees to participate in such meetings during normal business hours at a mutually acceptable time.  The Company shall use commercially reasonable efforts to retain its employees, including the Continuing Employees, from the date of this Agreement through the Closing Date.

(c)Prior to the Closing Date, the Asset Purchaser or WESGEN, as applicable, shall provide all Continuing Employees with an offer letter for the continued employment at-will (each, an “Employment Offer Letter”) of all such employees with the Asset Purchaser or Surviving Corporation, as applicable (or any of their respective Affiliates) on terms and conditions determined by the Asset Purchaser and WESGEN and as set forth in the respective Employment Offer Letters.

(d)Nothing in this Agreement shall amend or be deemed to amend any Company Employee Plan or any benefit plan of the Asset Purchaser or any of its Affiliates or shall limit the rights of the Asset Purchaser, the Surviving Corporation or any of their respective Affiliates to amend or terminate any Company Employee Plan or benefit plan of the Asset Purchaser or its Affiliates, including following the Merger Closing.

Section 7.9Tax Matters

(a)Tax Periods Ending on or before the Merger Closing.  The Asset Purchaser, in consultation with the Surviving Corporation, shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Merger Closing that are filed after the Merger Closing; provided, that the Shareholders shall be responsible for all reasonable costs attributable to the preparation and filing of all such Tax Returns including, without limitation, the Company’s final “S corporation” returns, for the taxable period (or portion thereof) ending on the Merger

Closing.  All such Tax Returns shall be prepared in a manner consistent with the Company’s past practices, unless otherwise required by Law.  The Asset Purchaser shall permit the Shareholders to review and comment on each such Tax Return at least 30 days prior to filing and shall incorporate into such Tax Return any reasonable comments from the Shareholders regarding such Tax Return.  The Surviving Corporation may deduct from the Installment Payments payable to the Shareholders an amount equal to the Taxes of the Company with respect to such Tax Returns and related costs.  Any refunds with respect to such Tax Returns shall be paid to the Shareholders in accordance with their respective Pro Rata Portion thereof, unless such refunds were (i) reflected on the Closing Balance Sheet, as finally determined, and taken into account in determining the Closing Date Net Working Capital, or (ii) were received as a result of a carryback of any net operating losses or other tax attributes.

(b)Straddle Periods.  The Asset Purchaser, in consultation with the Surviving Corporation, shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for any period beginning before the Merger Closing and ending after the Merger Closing (a “Straddle Period”).  All such Tax Returns shall be prepared in a manner consistent with the Company’s past practices, unless otherwise required by Law.  The Asset Purchaser shall permit the Shareholders to review and comment on each such Tax Return at least 30 days prior to filing and shall incorporate into such Tax Return any reasonable comments from the Shareholder regarding such Tax Return.  The Surviving Corporation may deduct from the Installment Payments payable to the Shareholders an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Merger Closing.  Any refunds with respect to such Tax Returns which relates to the portion of such Straddle Period ending on the Merger Closing shall be paid to the Shareholders in accordance with their respective Pro Rata Portion thereof, unless such refunds or credits (i) were reflected on the Closing Balance Sheet, as finally determined, and taken into account in determining the Closing Date Net Working Capital, or (ii) were received as a result of a carryback of any net operating losses or other tax attributes.  For purposes of this Section 7.9(b), the portion of any Tax that relates to the portion of any Straddle Period ending on the Merger Closing shall (A) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction (1) the numerator of which is the number of days in the Straddle Period ending on the Merger Closing and (2) the denominator of which is the number of days in the entire Straddle Period, and (B) in the case of any Tax based upon or related to income or receipts (including, without limitation, sales and similar taxes), be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the Merger Closing.

(c)Cooperation on Tax Matters.  The Asset Purchaser, the Surviving Corporation and the Shareholders shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which may be reasonably relevant to any such Tax Contest and making appropriate Persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Asset Purchaser, the Surviving Corporation and the Shareholders shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Merger Closing until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Tax Authority, (ii) deliver or make available to the other Parties on the Merger Closing, originals or accurate copies of all such books and records, and (iii) give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Asset Purchaser, the Surviving Corporation and the Shareholders, as the case may be, shall allow the other Party to take possession of such books and records at such other Party’s expense.

(d)Contest Provisions.  If, subsequent to the Merger Closing, the Asset Parent or the Surviving Corporation receives notice of any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes (a “Tax Contest”) with respect to any Tax Return (a “Pre-Closing Return”) for any Pre-Closing Tax Period with respect to which the Asset Purchaser or the Surviving Corporation claims a right to indemnification under this Agreement, the Asset Purchaser and the Surviving Corporation shall promptly notify the Shareholders of such notice.  If the Shareholders are expected to fully indemnify the Asset Purchaser or the Surviving Corporation pursuant to this Agreement for any losses arising from such Tax Contest, the Shareholders shall have the right to control the conduct and resolution of such Tax Contest; provided, however, that if any of the issues raised in such Tax Contest could have an impact on Taxes or the Tax position of the Asset Purchaser, the Surviving Corporation or any of their Affiliates for any Post-Closing Tax Period, then the Shareholders shall afford the Asset Purchaser the opportunity to control jointly the conduct and resolution of the portion of such Tax Contest which could have an impact on Taxes of the Asset Purchaser, the Surviving Corporation or their Affiliates in such Post-Closing Tax Period.  If the Shareholders shall have the right to control the conduct and resolution of such Tax Contest but elects in writing not to do so within ten days of receiving notice of such Tax Contest, then the Asset Purchaser shall have the right to control the conduct and resolution of such Tax Contest; provided, that the Asset Purchaser shall keep the Shareholders reasonably informed of all material developments on a timely basis.   Each Party shall bear its own costs for participating in such Tax Contest.

(e)S-Corporation Election.  Immediately upon Closing or as soon as practical thereafter, the Company and the Shareholders (if legally required) shall take all actions necessary to terminate the Company’s subchapter S election under the Code effective as of the Merger Closing (the “S-Corp Termination”).

(f)Tax Consequences.  Shareholders have reviewed with their own tax advisors the tax consequences of the Transaction and are relying solely on such advisors and not on any statements or representations of Purchasing Parties.  Shareholders acknowledge that Shareholders shall be responsible for their own Tax liability that may arise as a result the Transactions.

Section 7.10Public Disclosure.  The Parent, the Asset Purchaser, WESGEN,  the Company and the Shareholders shall, prior to the Merger Closing, consult with each other before issuing or authorizing any press release or any other public statement or making (or authorizing) any other disclosure to any third party (whether or not in response to an inquiry) regarding the existence or terms of this Agreement and the transactions contemplated hereby, and, prior to the Merger Closing, neither the Parent, the Asset Purchaser, WESGEN, the Company nor the Shareholders shall issue (or permit any of their respective Representatives to issue) any such press release or make any such statement or disclosure without the prior written approval of the Parent, the Asset Purchaser, WESGEN,  the Company and the Shareholders, except as may be required by applicable Law.  Notwithstanding the foregoing, the Parent, the Asset Purchaser, WESGEN,  the Company and the Shareholders may reveal the existence and terms of this Agreement to their respective Representatives: (a) who need to know the terms of this Agreement for the purpose of evaluating the Transaction; (b) who are informed of the confidential nature of the Agreement; and (c) who agree to act in accordance with the terms of this Section 7.10.

Section 7.11Shareholder Noncompetition.    As an inducement for the Asset Purchaser and WESGEN to enter into and approve this Agreement and consummate the transactions contemplated hereby, each Shareholder agrees that without the express prior written consent of the Asset Purchaser and the Surviving Corporation, shall comply with the non-competition provisions contained in the “Shareholders’ Employment Agreements” in the form of Exhibit D to this Agreement.  $860,000.00 of the Purchase Price is allocated to the covenants not to compete (the “Non-Compete Allocation”).

Section 7.12    Shareholder Lock-Up.

(a)Agreement.  Each Shareholder agrees that until the third anniversary of the Closing Date (which the Parent may extend in order to comply with FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto)(the “Shareholder Lock-Up Period”), such Shareholder shall not cause or permit any Transfer of any shares of Parent Common Stock (or any securities received in exchange therefore) received pursuant to this Agreement as part of the Closing Stock Consideration.  In furtherance of the foregoing, the Shareholder agrees that until the third anniversary of the Closing Date (which the Parent may extend in order to comply with FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto) (a) the Parent is authorized to place “stop orders” on its books to prevent any transfer of Parent Common Stock held by the Shareholder in violation of this Agreement, and (ii) the Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement.  A Shareholder shall be deemed to have effected a “Transfer” of a security if such Shareholder directly or indirectly: (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

(b)Legend. Each Shareholder understands and agrees that the certificates evidencing the shares of Parent Common Stock issued pursuant to this Agreement shall bear the following legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD AS SET FORTH IN AN AGREEMENT AMONG THE COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.”

Section 7.13Company Benefit Plans.  Unless the Asset Purchaser directs the Company otherwise in writing, no later than five Business Days prior to the Effective Time, the Board of Directors of the Company shall adopt resolutions terminating, effective at least one day prior to the Effective Time, any Company Employee Plan qualified under Section 401(k) of the Code (each, a “401(k) Plan”).  Prior to the Effective Time, the Company shall provide the Asset Purchaser and WESGEN with executed resolutions of its Board of Directors authorizing such termination and amending any such 401(k) Plan in connection with its termination to the extent necessary to comply with all applicable Laws.  The Company shall also take such other actions in furtherance of the termination of each 401(k) Plan as the Asset Purchaser may reasonably require.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1Conditions to Obligations of Each Party.  The respective obligations of each Party to this Agreement to consummate and effect the Transaction and other transactions contemplated herewith shall be subject to the satisfaction at or prior to each applicable Closing of each of the following conditions, any of which may be waived, in writing, by agreement of the Company, the Parent, the Asset Purchaser and WESGEN:

(a)No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Transaction shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered or enforced, which makes the consummation of the Transaction illegal.  In the event an injunction or other order shall have been issued, each Party agrees to use its reasonable efforts to have such injunction or other order lifted.

(b)Governmental Approval.  The Parent, the Asset Purchaser,  WESGEN and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the several transactions contemplated hereby.

Section 8.2Conditions to the Obligations of the Parent, the Asset Purchaser and WESGEN.  The obligations of the Parent, the Asset Purchaser and WESGEN to consummate and effect the Transaction and the other transactions contemplated thereby shall be subject to the satisfaction at or prior to each Closing of each of the following conditions, any of which may be waived, in writing, by the Parent, the Asset Purchaser and WESGEN:

(a)Representations, Warranties and Covenants.  All of the representations and warranties of the Company and the Shareholders in this Agreement shall have been true and correct in all material respects (considered collectively and individually) as of the date of this Agreement and shall be true and correct in all material respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak only as of an earlier date, they shall be true and correct in all material respects as of such earlier date).

(b)Performance of Obligations of the Company and the Shareholders.  The Company and the Shareholders shall have performed, in all material respects (considered collectively and individually), all covenants and obligations in this Agreement required to be performed by it as of the Closing Date.

(c)Third Party Consents.  The Parent, the Asset Purchaser and WESGEN shall have been furnished with evidence reasonably satisfactory to each of the consent or approval of those persons whose consent or approval shall be required for the Company and the Shareholders (i) to consummate the Transaction and the other transactions contemplated hereby and (ii) to comply with and perform all of the Company’s and the Shareholders’ obligations as contemplated hereby.  The Company represents that no such consents are required.

(d)No Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company.

(e)Delivery of Documents.  The Company Parties shall have delivered to the Parent, the Asset Purchaser and WESGEN, as applicable, all of the following documents and other deliverables:

(i)to the Asset Purchaser, the Parent and WESGEN, an executed copy of the other Transaction Documents to which any Company Party is a party, duly executed by such Company Party;

(ii)to the Parent, the Asset Purchaser and WESGEN, a certificate executed on behalf of the Company by its Secretary certifying (A) copies of the Organizational Documents of the

Company, each as in effect as of the Closing Date; (B) copies of the resolutions of the board of directors of the Company unanimously approving and adopting, among other things, this Agreement, the other Transaction Documents and the Transaction, the S-Corp Termination, the termination of all 401(k) Plans, recommending that the Shareholders approve the Transaction and this Agreement, and (C) copies of the resolutions of the Shareholders unanimously approving this Agreement and the Transaction and the S-Corp Termination;

(iii)to the Parent, the Asset Purchaser and WESGEN, a certificate as of a recent date of the Secretary of State of the State of New York certifying the Company has legal existence, is in good standing and has paid all taxes, and a certificate of the Secretary of State (or similar authority) of each jurisdiction in which the Company has qualified to do business as a foreign corporation (or is required to be so qualified) as to such foreign qualification and payment of taxes;

(iv)to the Parent, the Asset Purchaser and WESGEN, a certificate from each of the President of the Company and the Shareholders certifying that the conditions to the Parent’s, the Asset Purchaser’s and WESGEN’s obligations hereunder set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(v)to the Parent, the Asset Purchaser and WESGEN, fully executed copies of all notices to, approvals and/or consents of third parties, including all those Consents as listed on Section 4.5 of the Company Disclosure Schedules;

(vi)to WESGEN, a FIRPTA Notification Letter, substantially in the form attached hereto as Exhibit E (the “FIRPTA Notification Letter”), with respect to the Merger;

(vii)to the Asset Purchaser, originals of all Assumed Contracts and Transferred Records;

(viii)to the Asset Purchaser, a General Assignment and Bill of Sale covering all of the applicable Purchased Assets, substantially in the form attached hereto as Exhibit F (the “General Assignment and Bill of Sale”), duly executed by the Company;

(ix)to the Asset Purchaser, the Assignment and Assumption Agreement, covering all of the Assumed Liabilities, substantially in the form attached hereto as Exhibit G (the “Assignment and Assumption”), duly executed by the Company;

(x)to WESGEN, a general release of claims, substantially in the form attached hereto as Exhibit H (each, a “Release”), duly executed by each of the Shareholders;

(xi)to Asset Purchaser and WESGEN, as applicable, offer letters of employment, duly executed by each of the Continuing Employees (including the Shareholders) accepting the terms of their employment as Continuing Employees;

(xii)to WESGEN, the Certificate of Merger, duly executed by the Company;

(xiii)to WESGEN, all original Company Stock Certificates representing all shares of Common Stock held by the Shareholders, together with duly completed and executed Letter of Transmittal from each Shareholder;

(xiv)to Asset Purchaser and WESGEN, payoff and release letters from creditors of Payoff Debt, together with UCC‑3 termination statements with respect to any financing statements filed against any assets of the Company, terminating all Encumbrances (including Tax liens) on any and all such assets;

(xv)such other certificates, instruments or documents required pursuant to the provisions of this Agreement or otherwise necessary or appropriate to transfer the Purchased Assets and consummate the Transaction as may be requested by the Asset Purchaser, WESGEN or the Parent;

(xvi)to WESGEN, letters of resignation as members of the board of directors of the Company effective as of the Merger Closing;

(xvii)to Asset Purchaser and WESGEN,  evidence, in form satisfactory to the Asset Purchaser, that the 401(k) Plans have been terminated as required pursuant to Section 7.13; and

(xviii)to the Asset Purchaser, Shareholders’ Employment Agreements in the form of Exhibit D to this Agreement executed by the Shareholders;

(xix)to Asset Purchaser and WESGEN, evidence, in form satisfactory to the Asset Purchaser, that the S-Corp Termination has been effected as required pursuant to Section 7.9(d).

(f)Closing Consideration Schedule.  The Asset Purchaser and WESGEN shall have received, and accepted, the Closing Consideration Schedule.

(g)Shareholder Approval.  This Agreement,  the consummation of the Transaction and the S-Corp Termination shall have been unanimously approved and adopted by the vote of the shareholders of the Company in accordance with the Organizational Documents and the NYBCL.

(h)Dissenters’ Rights.  No Shareholders shall have exercised, or have continuing rights to exercise, rights to receives payment for shares under the §909 of the NYBCL with respect to the Transaction.

(i)Continuing Employees.  Both of the Shareholders both have accepted, and a Substantial Number of the key and other employees of  the Company shall have accepted their respective offers of employment by the Asset Purchaser, WESGEN or their Affiliates, and executed letter offers of employment with the Asset Purchaser, WESGEN or its Affiliates, pursuant to Section 7.8.  For the purpose of this Section 8.2(i), the term “Substantial Number” shall mean that a sufficient number of the key and other employees of the Company have executed offers of employment so the that the business is not substantially or materially adversely impacted.

Section 8.3Conditions to the Obligations of the Company and the Shareholders.  The obligations of the Company to consummate and effect the Transaction and the other transactions contemplated thereby shall be subject to the satisfaction at or prior to each Closing of each of the following conditions, any of which may be waived, in writing, by the Company:

(a)Representations, Warranties and Covenants.  All of the representations and warranties of the Parent, the Asset Purchaser and WESGEN in this Agreement shall have been true and correct in all material respects (considered collectively and individually) as of the date of this Agreement and shall be true and correct in all material respects (considered collectively and individually) as of the Closing Date (or, to the extent such representations and warranties speak only as of an earlier date, they shall be true and correct in all respects as of such earlier date).

(b)Performance of Obligations of the Parent, the Asset Purchaser and WESGEN.  The Parent, the Asset Purchaser and WESGEN shall have performed, in all material respects

(considered collectively and individually), all covenants and obligations in this Agreement required to be performed by them as of the Closing Date.

(c)Delivery of Documents.  The Parent, the Asset Purchaser and WESGEN, as applicable, shall have delivered to the Company Parties all of the following documents and other deliverables:

(i)to the Company and the Shareholders, an executed copy of the other Transaction Documents to which any of the Parent, the Asset Purchaser and WESGEN is a party, duly executed by the Parent, the Asset Purchaser and WESGEN, as applicable;

(ii)to the Company, the Assignment and Assumption Agreement, duly executed by the Company; and

(iii)to each of the Shareholders, offer letters of employment pursuant to Section 7.8 with respect to each as Continuing Employees.

Section 8.4Frustration of Conditions.  Neither the Parent, the Asset Purchaser, WESGEN, the Company nor the Shareholders may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1Termination.  This Agreement may be terminated by written notice explaining the reason for such termination (without prejudice to other remedies which may be available to the Parties under this Agreement, at law or in equity):

(a)At any time prior to the Purchase Closing by the mutual written consent of the Parent, the Asset Purchaser, WESGEN and the Company;

(b)At any time prior to the Purchase Closing by any of the Parent, the Asset Purchaser, or WESGEN if (i) the Company is in material breach of any material provision of this Agreement and such breach shall not have been cured within 30 days of receipt by the Company of written notice from the Parent, the Asset Purchaser or WESGEN, as applicable, of such breach; and (ii) none of the Parent, the Asset Purchaser or WESGEN is not, on the date of termination, in material breach of any material provision of this Agreement;

(c)At any time prior to the Purchase Closing by the Company if (i) the Parent, the Asset Purchaser or WESGEN, is in material breach of any material provision of this Agreement and such breach shall not have been cured within 30 days of receipt by the Asset Purchaser, the Parent or WESGEN, as applicable, of written notice from the Company of such breach; and (ii) the Company is not, on the date of termination, in material breach of any material provision of this Agreement;

(d)by the Parent, the Asset Purchaser or WESGEN if (i) the Purchase Closing has not occurred on or prior to March 30,  2016 (the “Outside Closing Date”) for any reason; and (ii) none of the Parent, the Asset Purchaser or WESGEN is not, on the date of termination, in material breach of any material provision of this Agreement;

(e)by the Company if (i) the Purchase Closing has not occurred on or prior to the Outside Closing Date for any reason; and (ii) the Company is not, on the date of termination, in material breach of any material provision of this Agreement;

(f)by either the Parent, the Asset Purchaser, WESGEN or the Company if (i) satisfaction of a closing condition of the terminating Party in Article VIII is impossible; and (ii) the terminating Party is not, on the date of termination, in material breach of any material provision of this Agreement.

Section 9.2Effect of Termination.  If this Agreement is terminated in accordance with Section 9.1, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in this Article IX and Article XI;  provided, however, that nothing herein shall relieve any Party from Liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 9.3Expenses.  Whether or not the Transaction is consummated, all costs and expenses arising out of, relating to or incidental to the discussion, evaluation, negotiation and documentation of this Agreement and the transactions contemplated hereby and thereby (including, without limitation, reasonable fees and expenses of legal counsel and financial advisors and accountants, if any) (in the aggregate, “Transaction Expenses”), shall be paid by the Party incurring such expense.

Section 9.4Amendment.  The Parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed by the Parent, the Asset Purchaser, WESGEN, the Company and the Shareholders, except as otherwise required by Law.

Section 9.5Extension; Waiver.  Any Party hereto may, subject to Section 9.4 and to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any such extension or waiver by any Party hereto shall not operate or be construed as a further or continuing extension or waiver.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE X

INDEMNIFICATION

Section 10.1Survival

(a)Representations and Warranties.  The representations and warranties of the Parties and the covenants, agreements and obligations required to be performed by it on or prior to the applicable Closing set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company or the Shareholders pursuant to this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Parent, the Asset Purchaser and WESGEN, and the applicable Closing and shall terminate at 11:59 P.M. Pacific time eighteen months after the Closing Date; provided, however, that the representations and warranties set forth in Section 4.1,  Section 4.3,  Section 4.4,  Section 4.16 and Section 4.28 shall survive until 60 days following the expiration of the applicable statute of limitations.  Nothing herein is intended to modify the term of the covenants not to compete set forth in the Shareholder Employment Agreements.

(b)Covenants.  The respective covenants, agreements and obligations of the Parent, the Asset Purchaser, WESGEN, the Company and the Shareholders set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of any party hereto, and the applicable Closing without limitation.

Section 10.2Indemnification

(a)Indemnification by Shareholders.  Subject to the limitations set forth in this Article X, each of the Shareholders, jointly and severally, from and after the Purchase Closing will indemnify and hold harmless the Parent, the Asset Purchaser, WESGEN and each of their respective Affiliates (including the Surviving Corporation from and after the Merger Closing) and each of their respective officers, directors, shareholders, agents and employees (hereinafter referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”), from and against any and all losses, damages, injuries, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any legal fee, accounting fee, expert fee or advisory fee), charge, cost (including any cost of investigation) or expense of any nature (and in each case without offset) (collectively, “Damages”) arising out of or relating to any of the following:

(i)any material breach or inaccuracy of a representation or warranty of the Company or the Shareholders contained in this Agreement, in any other Transaction Document or other instrument delivered pursuant to this Agreement or the Transaction Documents; provided, however, that any such, breach or inaccuracy, and the amount of Damages attributable thereto, shall be determined giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representation or warranty;

(ii)any material breach or any failure by the Company or any Shareholders to fully perform, fulfill or comply with any covenant set forth herein, in any Transaction Documents or in any certificate, document or other instrument delivered pursuant to this Agreement or the Transaction Documents;

(iii)any Taxes attributable to a Pre-Closing Tax Period that are not included in the Closing Date Net Working Capital as finally determined;

(iv)any unpaid Transaction Expenses of the Company and the Shareholders that are not included in the Closing Date Net Working Capital as finally determined with the sole remedy being the adjustment to the Net Working Capital during the Post Closing Adjustment Calculation; and

(v)any fraud, intentional misrepresentation, gross negligence, material breach or willful misconduct by the Company or any Shareholder.

(b)Indemnification by Parent and Asset Purchaser.  Parent and Asset Purchaser, jointly and severally, from and after the Purchase Closing will indemnify and hold harmless the Shareholders, and each of them, from and against any and all Damages arising out of or relating to any of the following:

(i)any material breach or inaccuracy of a representation or warranty of Parent or Asset Purchaser contained in this Agreement, in any other Transaction Document or other instrument delivered pursuant to this Agreement or the Transaction Documents; provided, however, that any such, breach or inaccuracy, and the amount of Damages attributable thereto, shall be determined giving effect to any limitation or qualification as to “materiality” or “Material Adverse Effect” set forth in such representation or warranty;

(ii)any material breach or any failure by Parent or Asset Purchaser to fully perform, fulfill or comply with any covenant set forth herein, in any Transaction Documents or in any certificate, document or other instrument delivered pursuant to this Agreement or the Transaction Documents;

(iii)any fraud, intentional misrepresentation, gross negligence, material breach or willful misconduct by the Parent or Asset Purchaser.

(c)An Indemnified Person may not assert a claim for indemnification based on a breach by a Shareholder or by Company of a representation, warranty, or covenant if the Indemnified Person had actual knowledge or should have had knowledge of such breach before the Closing.

Section 10.3Installment Payments; Satisfaction of Damages.  Deductions from the Installment Payments payable to the Shareholders after the Closing Date, shall serve as the first, but not the sole, source of reimbursement for any Damages suffered by the Indemnifiable Persons pursuant to this Article X.

Section 10.4Procedure for Indemnification

(a)In the event that an Indemnified Person seeks recovery under this Article X, such Indemnified Person shall deliver a written claim notice (a “Claim Notice”) to the Shareholders: (i) stating that an Indemnified Person has incurred, paid, suffered or accrued Damages, or reasonably anticipates that it may have to incur, pay, suffer or accrue Damages, (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was incurred, paid, suffered or accrued, or the basis for such anticipated Liability, and the nature of the misrepresentation, breach of warranty, breach of covenant or agreement or other claim or matter to which such item is related, and (iii) indicating, if applicable, the amount that will be deducted from future Installment Payments in respect of such Damages, if applicable.

(b)With respect to any disputed claim in a Claim Notice, the following shall apply:

(i)In the event that the Shareholders object in writing to any claim or claims made in any Claim Notice within 30 days, the Shareholders and the Asset Purchaser shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims.  If the Shareholders and the Asset Purchaser should so agree, a memorandum setting forth such agreement shall be prepared and signed by the Asset Purchaser and the Shareholders.

(ii)If no such agreement can be reached after good faith negotiation for a period of at least 20 calendar days (or such longer period as may be mutually agreed upon by the Shareholders and the Asset Purchaser), either the Asset Purchaser or the Shareholders may submit such disputed matter to a court of competent jurisdiction in accordance with Section 11.6 to finally resolve such disputed matter.

(iii)In the event that any portion of the Installment Payments becomes due while any matter is in dispute pursuant to this Section 10.4(b),  the Surviving Corporation shall be permitted to hold back, upon instruction from the Asset Purchaser, from such Installment Payments an amount equal to the Indemnified Person’s estimated Damages in dispute until such claim has been finally resolved pursuant to this Section 10.4(b).

Section 10.5Third-Party Claims.  In the event of the assertion or commencement by any Person of any claim, suit, or legal proceeding (whether against the Company following any applicable Closing, against the Parent, the Asset Purchaser, the Surviving Corporation or any of their Affiliates or against any other Person) related to this Transaction with respect to which any Indemnified Person may be entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article X, (i) the Asset Purchaser shall promptly notify the Shareholders after the Asset Purchaser receives notice of such claim, suit or legal proceeding, and (ii) the Asset Purchaser shall defend and indemnify the Shareholders from such claims unless it can be proven that the claim is a valid claim for a material breach of this Agreement or an inaccuracy of a representation or warranty included in Section 4.1,  Section 4.3,  Section 4.15,  Section 4.16,  Section 4.17,  Section 4.18 or Subsections 10.2(a)(iii) and 10.2(a)(v), and then only if the Shareholders are given the opportunity to participate in the defense, including a reasonable opportunity to review and approve any settlement.  If the Asset Purchaser so proceeds with the defense of any such claim, suit or legal proceeding and is entitled to be held harmless, indemnified, compensated or reimbursed pursuant to this Article X: (a) all reasonable expenses relating to the defense of such claim, suit or legal proceeding shall be deducted by the Surviving Corporation from the Installment Payments payable to the Shareholders; (b) the Shareholders shall make available to the Asset Purchaser any documents and materials reasonably requested by the Asset Purchaser that the Asset Purchaser determines in good faith may be necessary to the defense of such claim, suit or legal proceeding; and (c) the Asset Purchaser shall have the right to settle, adjust or compromise such claim, suit or legal proceeding, provided that the Shareholders shall have a reasonable opportunity to review and approve the settlement.  Such third party claims are subject to the Deductible and the Cap, where applicable.  If the third party claim is resolved through the courts, the Shareholders may withhold any payments until all rights of appeal are exhausted and the outcome is final.  If the Asset Purchaser does not elect to proceed with the defense of any such claim, suit or legal proceeding, the Shareholders shall (at the sole expense of the Shareholders) proceed with the defense of such claim, suit or legal proceeding with counsel reasonably acceptable to the Asset Purchaser;  provided, however, that the Shareholders may not settle, adjust or compromise any such claim, suit or legal proceeding without the prior written consent of the Asset Purchaser (which consent shall not be unreasonably withheld or delayed).

Section 10.6No Right of Contribution.  Neither of the Shareholders shall make any claim for contribution from the Company (or the Surviving Corporation) with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company or any Indemnified Person is entitled to indemnification hereunder for such claim, and each of the Shareholders hereby waive any such right of contribution from the Company (and the Surviving Corporation) they have or may have in the future.

Section 10.7Right to Set off.  Notwithstanding anything contained herein to the contrary, the Surviving Corporation shall have the right to set off up to one hundred percent (100%) of any amounts payable to the Shareholders pursuant to this Agreement against any amounts due to the Parent, the Asset Purchaser and the Surviving Corporation and any other Indemnified Person from the Shareholders.  In the event that the Parent, the Asset Purchaser or the Surviving Corporation reasonably believes that the amount of Damages from an unresolved claim exceeds the then remaining amounts payable under this Agreement, the Surviving Corporation may hold back all or a portion of any such amounts payable thereunder until such claim has been resolved.

Section 10.8Cumulative Remedies.  The remedies provided in this Agreement shall be cumulative and shall not preclude any Party from asserting any other right, or seeking any other remedies, against the other Party, and the right of the Parent, the Asset Purchaser and the Surviving Corporation and their Representatives to obtain indemnification pursuant to Section 10.2 by deducting against the Installment Payments otherwise payable to the Shareholders shall be a nonexclusive remedy.

Section 10.9Limitations on Indemnification.

(a)Shareholders shall not have any liability to any Indemnified Party with respect to Damages arising out of any of the matters referred to in Article IV (with the exceptions of Section 4.1,  Section 4.4, Section 4.15,  Section 4.16 ,  Section 4.17,  Section 4.18,  and Section 4.28) and Section 10.2(a) (with the exceptions of Subsections 10.2(a)(iii) and 10.2(a)(v)) until such time as the amount of all such Damages shall collectively exceed $150,000.00 (the “Shareholders’ Deductible”) (after which point Shareholders will be obligated to indemnify the Buyer Indemnified Parties from and against Damages in excess of Shareholders’ Deductible) after applying any available proceeds of Shareholders’ insurance.

(b)Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate amount of indemnifiable Damages that may be recovered from the Shareholders by the Indemnified Parties pursuant to Article IV (with the exceptions of Section 4.1,  Section 4.4,  Section 4.15,  Section 4.16 and Section 4.28) and Section 10.2(a) (with the exceptions of Subsections 10.2(a)(iii) and 10.2(a)(v)) shall be $4,600,000 (the “Cap”) after applying any available proceeds of Asset Purchaser’s insurance.

(c)Any entitlement of any Indemnified Person or Shareholders Indemnified Party to make a claim under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such claim constituting a breach of more than one representation, warranty or covenant.

(d)The Parties shall cooperate with each other with respect to resolving any Claim, Liability or Loss for which indemnification may be required hereunder, including by making, or causing the applicable Indemnified Party to make, all commercially reasonable efforts to mitigate any such Claim, Liability or Loss (which efforts may include availing itself of any defenses, limitations, rights of contribution, claims against third Persons and other rights at law or equity).  The Parties shall use commercially reasonable efforts to seek full recovery under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification hereunder.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1Notices.  All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the following address (or at such other address for a party as shall be specified by like notice):

if to the Parent, the Asset Purchaser, WESGEN (or the Surviving Corporation on or after the Merger Closing), to:

Willdan Group, Inc. 2401 East Katella Avenue, Suite 300. Anaheim, CA 92806 Attention: Mike Bieber
with a copy to (which shall not constitute notice) each of: Lavoie & Jarman 2401 East Katella Avenue, Suite 310 Anaheim, CA 92806 Attention: Robert L. Lavoie, Esq.
if to the Company (on or prior to the Merger Closing), to: Genesys Engineering, P.C. 629 Fifth Avenue Building 3, Suite 111 Pelham, New York 10803 Attn: Ronald W. Mineo and Robert J. Braun
with a copy to (which shall not constitute notice): Richard S. Bedell Attorney at Law 10829 Tuckahoe Way North Potomac, MD 20878
if to the Shareholders, to: Ronald W. Mineo Robert J. Braun 629 Fifth Avenue Building 3, Suite 111 Pelham, New York 10803
with a copy to (which shall not constitute notice): Richard S. Bedell Attorney at Law 10829 Tuckahoe Way North Potomac, MD 20878

Section 11.2Interpretation.  When a reference is made in this Agreement to Exhibits and Appendices, such reference shall be to an Exhibit or Appendix to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The phrase “made available” in this Agreement means that the information referred to has been made available if requested by the Party to whom such information is to be made available.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.3Counterparts.  This Agreement may be executed in one or more counterparts and delivered by facsimile or electronic PDF signature, and by the different Parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 11.4Assignment.  This Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties and any purported assignment without such consent will be void; provided, however, that the Parent and Asset Purchaser may, without the other Parties’ consent, assign this Agreement (and the Transaction  Documents) (i) to any parent, subsidiary, Affiliate or successor of the Parent and Asset Purchaser, as the case may be, (ii) by operation of law, or (iii) in connection with any merger, consolidation or sale of all or substantially all of the Parent’s or Asset Purchaser’s assets or in connection with any similar transaction; provided, however, that no such assignment by the Parent or Asset Purchaser shall relieve the Parent, the Asset Purchaser or its successor-in-interest, as the case may be, of any of its respective obligations under this Agreement.

Section 11.5Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties hereto.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 11.6Governing Law; Jurisdiction; Venue; Dispute Resolution.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to laws concerning choice of law or conflicts of law.  In the event of a dispute between the Parties arising out of or relating to this Agreement, as a condition precedent to any Party filing suit, the Parties shall attempt in good faith to resolve the dispute as follows:

(a)       Good Faith Negotiation.  The Parties shall attempt in good faith to resolve any dispute by negotiation.  Any Party may give the other Party written notice of the dispute not resolved in the normal course of business.  Within 15 days after delivery of the notice, the receiving Party shall submit to the other a written response.  The notice and response shall include with reasonable particularity (a) a statement of each party’s position and a summary of arguments supporting that position, and (b) the name the executive who will represent that Party and of any other person who will accompany the executive.  Within 30 days after delivery of the notice, the Parties shall meet at a mutually acceptable time and place.  If the matter is not resolved by negotiation pursuant to this paragraph, then the matter will proceed to mediation as set forth below.

(b)       Mediation.  As a condition precedent to filing suit, any and all disputes, claims or controversies arising out of or relating to this Agreement shall be submitted to JAMS, or its successor, for non-binding mediation at it New York, New York office.  Either Party may commence mediation by providing to JAMS and the other Party a written request for mediation, setting forth the subject of the dispute and the relief requested.  The parties will cooperate with JAMS and with one another in selecting a mediator from the JAMS panel of neutrals and in scheduling the mediation proceedings.  The Parties agree that they will participate in the mediation in good faith and that they will share equally in its costs.  All offers, promises, conduct and statements, whether oral or written, made in the course of the mediation by any of the Parties, their agents, employees, experts and attorneys, and by the mediator or any JAMS employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the Parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.  Either party may file suit with respect to the matters submitted to mediation by filing a written notice of intent to file suit at any time following the initial mediation session or at any time following 45 days from the date of filing the written request for mediation, whichever occurs first (“Earliest Initiation Date”).  The mediation may continue after the commencement of suit if the Parties so desire.  At no time prior to the Earliest Initiation Date shall either side initiate litigation related to this Agreement except to pursue a provisional remedy that is authorized by law or by JAMS Rules or by agreement of the Parties.  However, this limitation is inapplicable to a party if the other party refuses to comply with the requirements of this Paragraph.

(c)      Subject to the conditions precedent in Section11.6(a) and Section11.6(b) above, each of the Parties hereby expressly and irrevocably submits to the exclusive jurisdiction of the state courts of the State of Delaware (collectively, the “Delaware Courts”), in connection with all disputes arising out of or in connection with this Agreement and the transactions contemplated hereby or thereby and agrees not to commence any litigation relating thereto except in such Delaware Courts or to assert that any litigation brought in such courts has been brought in an inconvenient forum.  Each Party hereby waives the right to commence litigation in any other jurisdiction or venue in connection with this Agreement or the transactions contemplated hereby or thereby to which any of them may be entitled by reason of its present or future domicile.  Notwithstanding the foregoing, each Party agrees that each of the other Parties shall have the right to bring any action or proceeding for enforcement of any order or judgment entered by a Delaware Court in connection therewith in any other court having jurisdiction.  Process in any proceeding referred to in this paragraph may be served on any Party hereto anywhere in the world by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance this Agreement.  However, the foregoing shall not limit the right of a Party to effect service of process on another Party by any other legally available method.

Section 11.7Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.8Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 11.9Specific Performance; Injunctive Relief.  The Parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof, and are entitled to temporary and permanent injunctive relief in a court of competent jurisdiction at any time when the other Party fails to comply with any of the provisions of this Agreement applicable to it.  To the extent permitted by Law, each Party hereby irrevocably waives any defense that it might have based on the adequacy of a remedy at law which might be asserted as a bar to such remedy of specific performance or injunctive relief.

Section 11.10Descriptive Headings.  The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 11.11Force Majeure.  No Party shall be deemed to fail to perform its obligations or respond to any notice on a timely basis if its failure results solely from the following causes beyond its reasonable control, specifically: war, terrorism, strikes, natural disaster or acts of God.  Any delay resulting directly from any of said causes shall extend accordingly the time to perform or respond by the length of the delay.  For avoidance of doubt, the foregoing shall in no event relieve any Party of its obligations hereunder or permit a Party to fail to respond to notice beyond the extension described in the preceding sentence.

Section 11.12Costs and Fees.  Should suit be brought to enforce or interpret any part of this Agreement, each Party shall bear its own costs and fees, including attorneys’ fees, unless otherwise recoverable under applicable law.

Section 11.13Entire Agreement.  This Agreement (including all schedules, exhibits and appendices attached hereto), the Transaction Documents constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings with respect to the subject matter hereof, both written and oral.  The express terms of this Agreement control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

[Signature page follows]

IN WITNESS WHEREOF, the Company, the Parent, WESGEN, the Asset Purchaser and the Shareholders have executed and delivered this Agreement or have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

“Parent”

WILLDAN GROUP, INC.

By:	/s/ Thomas D. Brisbin
Name:	Thomas D. Brisbin
Title:	President & Chief Executive Officer

“Asset Purchaser”

WILLDAN ENERGY SOLUTIONS

By:	/s/ Thomas A. Kouris
Name:	Thomas A. Kouris
Title:	President & Chief Executive Officer

“WESGEN”

WESGEN, INC.

By:	/s/ Rachel Seraspe
Name:	Rachel Seraspe
Title:	President

“Company”

GENESYS ENGINEERING P.C.

By:	/s/ Robert J. Braun
Name:	Robert J. Braun
Title:	President

“Shareholders”

/s/ Ronald W. Mineo
Ronald W. Mineo, an individual

/s/ Robert J. Braun
Robert J. Braun, an individual

[SIGNATURE PAGE TO ASSET PURCHASE AND MERGER AGREEMENT]

APPENDIX A

Definitions

As used in the Agreement, the terms below shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“401(k) Plan” has the meaning set forth in Section 7.13.

“Accounts Receivable” has the meaning set forth in Section 1.1(h).

“Affiliates” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.  For the avoidance of doubt, for the purposes of this Agreement only, WESGEN shall be deemed to be an Affiliate of the Parent and the Asset Purchaser.

“Agreement” has the meaning set forth in the preamble.

“Asset Cash Consideration” means an amount equal to the difference of (a) the product obtained by multiplying (i) the Closing Consideration by (ii) the Asset Portion, minus (b) the value of the Closing Stock Consideration.

“Asset Portion” means 87.5% of the Purchase Price.

“Asset Purchase” has the meaning set forth in Section 1.5(a).

“Asset Purchase Distribution” has the meaning set forth in Section 1.7.

“Asset Purchase Consideration” means (a) the Closing Stock Consideration,  (b) Asset Cash Consideration and (c) the Pro Rata Portion of any amounts payable, if any, at the times and in accordance with Section 3.4(d),  Section 3.5 and Section 7.9, in each case without interest.

“Asset Purchaser” has the meaning set forth in the preamble.

“Asset Schedules” means the schedules to this Agreement setting forth the Purchased Assets listed in Section 1.1 and the Excluded Assets listed in Section 1.2.

“Assignment and Assumption” has the meaning set forth in Section 8.2(e)(ix).

“Assumed Contracts” has the meaning set forth in Section 1.1(e).

“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Base Shares” has the meaning set forth in Section 3.8.

“Books and Records” has the meaning set forth in Section 4.22(b).

“Business Day” means any day that is not a Saturday, Sunday, or other day on which a significant number of federal (United States) agencies are closed.

“Cap” has the meaning set forth in Section 10.9.

“Cause” means a  material breach of this Agreement.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Claim Notice” has the meaning set forth in Section 10.4(a).

“Closing” means each of the Purchase Closing and the Merger Closing, as applicable and as the context requires.

“Closing Amount” means an amount equal to $7,069,338.  This amount includes the Estimated Tax Gross Up.

“Closing Balance Sheet” has the meaning set forth in Section 3.4(a).

“Closing Cash Consideration” means $6,000,000.00.

“Closing Consideration” means an amount equal to (a) the Closing Amount, plus (b) the amount (if any) by which the Estimated Closing Date Net Working Capital exceeds the Target Net Working Capital, minus (c) the amount (if any) by which the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital, minus (d) the amount of Payoff Debt.

“Closing Consideration Schedule” has the meaning set forth in Section 3.2.

“Closing Date” has the meaning set forth in Section 1.6.

“Closing Date Net Working Capital” has the meaning set forth in Section 3.3.

“Closing Date Net Working Capital Adjustment” has the meaning set forth in Section 3.4(d).

“Closing Financial Data” has the meaning set forth in Section 3.4(a).

“Closing Merger Consideration” means an amount equal to the product obtained by multiplying (i) the Closing Consideration by (ii) the Merger Portion.

“Closing Stock Consideration” means a number of shares of Parent Common Stock with a value equal to $2,000,000.00 in the aggregate, calculated at a per share price equal to the volume weighted average price of a share of Parent Common Stock for the ten trading days ending on the date that is immediately prior to the Signing Date, as quoted on the NASDAQ Capital Market.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment” means: (i) any option, warrant, convertible security, exchangeable security, subscription right, conversion right, exchange right, or other right, obligation or Contract that could require a Person to issue any of its capital stock or other equity securities, or to sell any capital stock or other equity securities it owns in another Person; (ii) any other security convertible into, exchangeable or exercisable for, or representing the right to subscribe for any capital stock or other equity securities of a Person or owned by a Person; (iii) any statutory pre-emptive right or pre-emptive right granted under a Person’s organizational documents; and (iv) any stock option, stock appreciation right, phantom stock, profit participation, or other similar right with respect to a Person.

“Common Stock” means the Company’s Common Stock, no par value per share.

“Company” has the meaning set forth in the preamble.

“Company Authorizations” has the meaning set forth in Section 4.11.

“Company Bylaws” means the Bylaws of the Company as amended and amended and restated from time to time.

“Company Certificate” means the Certificate of Incorporation of the Company filed with the Secretary of State of the State of New York on July 8, 2004, as amended and amended and restated from time to time.

“Company Disclosure Schedules” has the meaning set forth in the first paragraph to Article IV.

“Company Employee Plan” has the meaning set forth in Section 4.17(a).

“Company Intellectual Property” means all Intellectual Property Rights, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or purported to be owned or used by the Company in the conduct of the Company’s business as now conducted and as presently proposed to be conducted.

“Company Parties” means each of the Parties other than the Parent, the Asset Purchaser and WESGEN.

“Company Shareholders” means the holders of Common Stock.

“Company Software” has the meaning set forth in Section 4.14.

“Company Stock Certificate” means a certificate or certificates representing shares of the Common Stock.

“Company Transaction Expenses” means all Transaction Expenses incurred by the Company that are unpaid.

“Comparison Shares” has the meaning set forth in Section 3.8.

“Competing Party” has the meaning set forth in Section 7.3.

“Competing Transaction” has the meaning set forth in Section 7.3.

“Consents” has the meaning set forth in Section 4.5.

“Continuing Employees” has the meaning set forth in Section 7.8(a).

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, whether express or implied.

“Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, registered or unregistered, including rights to prepare, make, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof, registrations and applications therefor throughout the world, all rights therein provided by international treaties and conventions, all moral and common law rights thereto, and all other rights associated therewith.

“Damages” has the meaning set forth in Section 10.2(a).

“Debt” means, without duplication, all obligations or Liabilities, whether contingent or otherwise and including all obligations for principal, interest, premiums, penalties, fees and breakage costs, of such Person or any of its subsidiaries (i) in respect of money borrowed (whether current, short-term or long-term, secured or unsecured, and including all overdrafts and negative cash balances); (ii) evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person or any of its Subsidiaries is responsible or liable; (iii) issued or assumed as the deferred purchase price of property or services; (iv) in respect of conditional sales or under any title retention agreement (but excluding trade accounts payable and other accrued current Liabilities arising in the ordinary course of business), (v) under leases required to be capitalized in accordance with GAAP; (vi) secured by an Encumbrance against any of its or any of its subsidiaries’ properties or assets; (vii) for bankers’ acceptances or similar credit transactions issued for the account of such Person or any of its Subsidiaries; (viii) under any currency or interest rate swap, hedge or similar protection device; (ix) under any letters of credit, performance bonds or surety obligations; (x) in respect of the unfunded portion of pension plans; or (xi) that would be classified as indebtedness on a balance sheet under GAAP; and (xii) in respect of all obligations of other Persons of the type referred to in clauses (i)-(xi) the payment of which such Person or any of its subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of any such obligations.

“Delaware Courts” has the meaning set forth in Section 11.6.

“Dollars” or “$” means the lawful currency of the United States of America.

“Effective Time” has the meaning set forth in Section 2.3.

“Employer” shall mean, as applicable, the Parent’s Affiliate employing the applicable Shareholder from time to time on and after the Closing Date.

“Employment Offer Letter” has the meaning set forth in Section 7.8(c).

“Encumbrance” means any encumbrance, hypothecation, lien, mortgage, pledge, security interest, title retention or other security arrangement on or with respect to any property (real or personal) interest.

“Environmental Laws” means all federal, state, local and foreign laws, regulations, ordinances, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, Laws relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental concern, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 3.3.

“Estimated Tax Gross Up” means $$1,069,338.  This is an estimated amount and is subject to adjustment pursuant to Section 3.4(e).

“Equity Interests” means any and all shares of the Company’s capital stock and any other equity ownership, participation or security in the Company, including, without limitation, all Commitments regarding the foregoing and all shares of the Common Stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Example Calculation of Transaction Consideration has the meaning set forth in Section 3.1.

“Excluded Accounts Receivable” has the meaning set forth is Section 1.2(b).

“Excluded Assets” has the meaning set forth in Section 1.2.

“Excluded Contracts” has the meaning set forth in Section 1.2(a).

“Excluded Liabilities” has the meaning set forth in Section 1.4.

“FCPA” has the meaning set forth in Section 4.28(a).

“Financial Statements” has the meaning set forth in Section 4.6(a).

“FIRPTA Notification Letter” has the meaning set forth in Section 8.2(e)(vi).

“GAAP” means generally accepted United States accounting principles applied on a consistent basis.

“General Assignment and Bill of Sale” has the meaning set forth in Section 8.2(e)(viii).

“Governmental Authorization” means any approval, consent, license (including, without limitation, all licenses necessary to practice professional engineering services in the State of New York), permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.

“Governmental Entity” means any arbitrator, court, agency, commission, tribunal, nation, government, any state or other political subdivision thereof and any entity exercising or entitled to exercise executive, legislative, judicial, regulatory, taxing or administrative power or authority of any nature whatsoever, in each case, whether foreign or domestic.

“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

“Indemnified Person” has the meaning set forth in Section 10.2(a).

“Indemnified Persons” has the meaning set forth in Section 10.2(a).

“Independent Accountants” has the meaning set forth in Section 3.4(c).

“Installment Payments” has the meaning set forth in Section 3.5.

“Intellectual Property Rights” shall mean any and all rights in and to intellectual property and intangible industrial property rights throughout the world, including, without limitation, (i) Patents, Trade Secrets, Copyrights, Trademarks, (ii) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world, (iii) Software, (iv) Rights of Privacy, (v) copies and tangible embodiments of any of the foregoing in whatever form or medium, (vi) all rights to sue and recover damages for past, present and future infringement, misappropriation, dilution, or other violation of any of the foregoing, and (vii) Internet keywords, social media account names or identifiers, social media accounts and other social networking or online identifiers.

“Interim Balance Sheet” has the meaning set forth in Section 4.6(a).

“Interim Balance Sheet Date” has the meaning set forth in Section 4.6(a).

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to any Person that is a natural person, (i) that such Person, is actually aware of such fact or other matter or (ii) (except when Knowledge is stated to be “actual Knowledge”) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the truth or existence of such fact or other matter.  Notwithstanding the foregoing, the Company shall be deemed to have “Knowledge” of a particular fact or other matter if any of its officers, directors, employees or the Shareholders have Knowledge of such fact or other matter after due and diligent inquiry.

“Law” or “Laws” has the meaning set forth in Section 4.21.

“Lease Agreements” has the meaning set forth in Section 4.20.

“Leased Real Property” has the meaning set forth in Section 1.1(a).

“Letter of Transmittal” has the meaning set forth in Section 2.6(a).

“Liability” or “Liabilities” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Material Adverse Effect” means any circumstance, change, development, event or state of facts that (considered together with all other circumstances, changes, developments, events or states of facts): (a) is, or would reasonably be expected to be or to become, materially adverse to the condition (financial or otherwise), business, results of operations, prospects, assets, Liabilities or operations of the Company; or (b) is, or would reasonably be expected to prevent or materially alter or delay any of the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 4.24.

“Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

“Merger” has the meaning set forth in Section 2.1.

“Merger Closing” has the meaning set forth in Section 2.2.

“Merger Closing Date” has the meaning set forth in Section 2.2.

“Merger Portion” means 12.5% of the Purchase Price.

“Net Working Capital” means for the Company on a consolidated basis as of the close of business as of the relevant date: (i) total current tangible assets (consisting of all current tangible assets required to be set forth on a balance sheet prepared in accordance with GAAP without giving effect to the Transaction and including, without limitation, cash, cash equivalents, accounts receivable and prepaid expenses) less total fixed assets, minus (ii) tangible Liabilities (consisting of all tangible Liabilities required to be set forth on a balance sheet prepared in accordance with GAAP without giving effect to the Transaction and including, without limitation, Taxes attributable to a Pre-Closing Tax Period, accounts payable, Debt obligations, Company Transaction Expenses and other accrued tangible Liabilities).  For the avoidance of doubt, the determination of Net Working Capital will include all tangible Liabilities related to the fees and expenses that have been incurred but which remain unpaid as of the Closing Date by the Company or any Shareholder (to the extent payable by the Company) as a result of the Transaction or any Transaction Document (including the fees and expenses of counsel, accountants and investment bankers) (but excluding any such fees or expenses incurred by the Parent).  The value of the Company’s total fixed assets shall be determined on the basis of each fixed asset’s initial purchase price depreciated over such asset’s useful life, in accordance with GAAP.

“Non-Compete Allocation”  has the meaning set forth in Section 7.11.

“NYBCL” has the meaning set forth in Section 2.1.

“Organizational Documents” means the Company Certificate and the Company Bylaws, each as currently in effect.

“Outside Closing Date” shall have the meaning set forth in Section 9.1(d).

“Parent” has the meaning set forth in the preamble.

“Parent Common Stock” shall mean the common stock of the Parent, par value $0.01 per share.

“Party” means the Parent, the Asset Purchaser, WESGEN, the Company, a Shareholder, or the Shareholders’ Representative (if applicable), as the context requires, and “Parties” means the Parent, the Asset Purchaser, WESGEN, the Company, the Shareholders and the Shareholders’ Representative (if applicable).

“Patents” shall mean all United States and foreign patents and patent applications, including all reissues, divisions, re-examinations, renewals, revisions, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (whether or not patentable or reduced to practice), all inventions disclosed therein and improvements thereto, and all rights therein provided by international treaties and conventions.

“Payoff Debt” means the Debt which is owed by the Company or secured by any Company Common Stock in the Company, which will be paid off on the Closing Date.

“Person” means any individual that is a natural person and any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Personal Property” has the meaning set forth in Section 1.1(b).

“Post-Closing Tax Period” means any Tax period beginning after the Merger Closing and that portion of any Straddle Period beginning after the Merger Closing.

“Pre-Closing Return” has the meaning set forth in Section 7.9(d).

“Pre-Closing Tax Period” means any Tax period ending on or before the Merger Closing, and with respect to any Straddle Period, the portion of such period ending on the Merger Closing.

“Prepaid Expenses” has the meaning set forth in Section 1.1(d).

“Property” has the meaning set forth in Section 4.15.

“Pro Rata Portion” means, with respect to each Shareholder, a fraction (i) the numerator of which is the number of shares of the Common Stock held by such Shareholder immediately prior to the Closing and (ii) the denominator of which is the Fully Diluted Share Number.

“Purchase Closing” has the meaning set forth in Section 1.6.

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchased Assets” has the meaning set forth in Section 1.1.

“Release” has the meaning set forth in Section 8.2(e)(x).

“Representatives” shall mean officers, directors, employees, attorneys, accountants, advisors, agents, distributors, licensees, shareholders, subsidiaries and lenders of a Party.  In addition, all Affiliates of the Company and the Shareholders shall be deemed to be “Representatives” of the Company.

“Resolution Period” has the meaning set forth in Section 3.4(b).

“Review Period” has the meaning set forth in Section 3.4(b).

“Rights of Privacy” shall mean rights of privacy, publicity, and endorsement, and all other rights associated therewith or related thereto.

“S-Corp Termination” has the meaning set forth in Section 7.9(d).

“Securities Act” means the Securities Exchange Act of 1933, as amended.

“Shareholders’ Deductible” has the meaning set forth in Section 10.9.

“Software” shall mean computer software, programs, and databases in any form, including Internet web sites, web site content, mobile apps, member or user lists and information associated therewith, links, source code, object code, operating systems and specifications, software development tools, software embedded in hardware devices, firmware, logic, logic diagrams, flowcharts, algorithms, routines, sub-routines, utilities, models, file structures, coding sheets, coding, source code listings, modules, libraries, scripts, templates, frameworks, components, functional specifications, program specifications, data, databases, database management code, graphical user interfaces, menus images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, bug fixes, corrections, patches, enhancements, releases and modifications thereto, and all related documentation, developer notes, comments and annotations.

“Shareholder Authorizations” has the meaning set forth in Section 4.11.

“Shareholders” means each of Ronald W. Mineo, an individual resident of the State of New Jersey, and Robert J. Braun, an individual resident of the State of New York.

“Shareholders’ Employment Agreements” shall mean the written employment agreements, copies of which are attached to this Agreement as Exhibit D.

“Shareholders’ Representative” has the meaning set forth in Section 3.7(a).

“Signing Date” shall mean the date that this Agreement is executed by all of the Parties.

“Straddle Period” has the meaning set forth in Section 7.9(b).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Net Working Capital” means Two Million One Hundred Thousand and 00/100 Dollars ($2,100,000.00).

“Tax” or “Taxes” means (a) all United States federal, state, local and foreign taxes, and other assessments of a similar nature including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges, in each case, whether imposed directly or through withholding, and including any interest, additions to tax, or penalties applicable thereto; (b) any Liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a consolidated, combined, unitary or aggregate group for any Taxable period; and (c) any Liability for the payment of any amounts of the type described in clause (a) or (b) as a result of being a transferee or successor to any person or as a result of any express or implied obligation to indemnify any other person.

“Tax Authority” means the IRS and any other national, regional, state, municipal, foreign or other governmental or regulatory authority or administrative body responsible for the administration of any Taxes.

“Tax Contest” has the meaning set forth in Section 7.9(d).

“Tax Gross Up” has the meaning set forth in Section 3.4(e).

“Tax Return” means all United States federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns or other documents and any amendments thereto required to be filed with a Tax Authority.

“Trademarks” shall mean any and all trademarks, service marks, trade dress, logos, trade names, corporate names, URL addresses, Internet domain names and addresses and general-use e-mail addresses, slogans, and other indicia of source or origin, and all goodwill associated therewith throughout the world, all common law rights thereto, registrations and applications for registration thereof throughout the world, all rights therein provided by international treaties and conventions, and all other rights associated therewith.

“Trade Secrets” shall mean all trade secrets under applicable law and other rights in know-how and confidential and proprietary information, technical, business and other information, processing, manufacturing and production processes, techniques and other information, research and development information, drawings, specifications, designs, Software source code, plans, proposals, technical data, financial, marketing and business information, pricing and cost information, business and marketing plans, customer and supplier lists and information, including new developments, inventions, processes, ideas or other proprietary information that provide advantages over competitors who do not know or use it and documentation thereof (including related papers, blueprints, drawings, chemical compositions, formulae, diaries, notebooks, specifications, designs, methods of manufacture and data processing software, compilations of information) and all claims and rights related thereto and all rights in any jurisdiction to limit the use or disclosure thereof.

“Transaction” means all transactions contemplated by this Agreement (including the Asset Purchase and the Merger).

“Transaction Documents” means collectively, this Agreement including appendices,  the Certificate of Merger (Exhibit A), the Letters of Transmittal (Exhibit B), the Example Calculation of Transaction Compensation (Exhibit C), the Shareholder Employment Agreements (Exhibit D), the FIRPTA Notification (Exhibit E), the General Assignment and Bill of Sale (Exhibit F), the Assignment and Assumption (Exhibit G), the General Releases (Exhibit H), the Asset Schedules and the Company Disclosure Schedules.

“Transaction Expenses” has the meaning set forth in Section 9.3.

“Transfer” has the meaning set forth in Section 7.12(a).

“Transferred Records” has the meaning set forth in Section 1.1(f).

“Treasury Regulations” has the meaning set forth in Section 4.17(c).

“Vehicles” has the meaning set forth in Section 1.1(c).

“WARN Act” has the meaning set forth in Section 4.18(h).

“Working Capital Shortfall” has the meaning set forth in Section 3.4(d).

“WESGEN” has the meaning set forth in the Preamble.

*** End Appendix A ***

APPENDIX B

RESTRICTED GEOGRAPHIES

The States of New York and New Jersey.

*** End Appendix B ***

APPENDIX C

SURVIVING CORPORATION OFFICERS

President	-	Robert J. Braun

Vice President	-	Ronald W. Mineo

CFO	-	William Ellis

Treasurer	-	Stacy McLaughlin

Secretary	-	Kate Nguyen

*** End of Appendix C ***